                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM SB-2/A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            GIVEMEPOWER CORPORATION
                (Name of small business issuer in our charter)

           Nevada                              7372                       870291528
(State or other jurisdiction of     (Primary standard industrial      (I.R.S. Employer
 incorporation or organization)      classification code number)     Identification No.)

                            GiveMePower Corporation
                          5925 12 Street SE, Suite 230
                        Calgary, Alberta, Canada T2H 2M3
                                (403) 287-6001
         (Address and telephone number of principal executive offices)

                                  Todd Noble
                          5925 12 Street SE, Suite 230
                        Calgary, Alberta, Canada T2H 2M3
                                (403) 287-6001
              (Name, address and telephone of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: [X]

If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same Offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
===================================================================================================
Title of Each Class of     Amount         Proposed               Proposed            Amount of
Securities Being           Being          Maximum                Maximum             Registration
Registered                 Registered     Offering               Aggregate           Fee
                                          Price Per Share (1)    Offering Price(1)
---------------------------------------------------------------------------------------------------
Shares of Common Stock     5,180,540      $0.50                  $2,590,270          $647.57

---------------------------------------------------------------------------------------------------
TOTAL                                     $0.50                  $2,590,270          $647.57

===================================================================================================

(1)  Estimated for purposes of computing the registration fee pursuant to Rule 457.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                          GiveMePower Corporation

                     5,180,540 shares of Common Stock

The registration statement of which this prospectus is a part relates to the offer and sale by our corporation of shares of our common stock. See Description of Securities beginning on Page 18.

Although our common stock is listed for trading on the National Quotation Bureau under the trading symbol, GMPW, we have no public market for our common stock. We intend to apply for a listing on the OTC Bulletin Board market.

The selling security holders may offer their shares at any price. We will pay all expenses of registering the securities.

These securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors" on Page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 1, 2001.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                             Table of Contents


Part I - Information Required in Prospectus.                                                  Page
--------------------------------------------                                                  ----
Prospectus Summary.                                                                             6
     Company History.                                                                           6
     Summary of GiveMePower's Business.                                                         6

Risk Factors.                                                                                   7
     Risks Related to our Financial Condition.                                                  7
     Risks Related to our Business.                                                             7
     Risks Relating to the Internet.                                                           11

Forward Looking Statements.                                                                    12

Use of Proceeds.                                                                               12

Determination of Offering Price.                                                               12

Dilution.                                                                                      12

Selling Security Holders.                                                                      12

Plan of Distribution.                                                                          14

Legal Proceedings.                                                                             15

Directors, Executive Officers, Promoters and Control Persons.                                  15
     Directors and Officers.                                                                   15
     Business Experience of Directors and Officers.                                            16
     Significant Employees.                                                                    17
     Legal Proceedings.                                                                        17

Security Ownership of Certain Beneficial Owners and Management.                                17

Description of Securities.                                                                     18
     Common Stock.                                                                             18
     Preferred Stock.                                                                          19
     Shares Eligible for Future Sale.                                                          19
     Transfer Agent.                                                                           19

Interest of Named Experts and Counsel.                                                         20

Disclosure of Commission Position of Indemnification for Securities Act Liabilities.           20

Organization Within Last Five Years.                                                           20

Description of Business.                                                                       21
     Products and Services.                                                                    21
     Business Development and Marketing Strategy.                                              22
     Intended End-User Support Offering.                                                       25
     Intended Developer Support Offering.                                                      25
     Market Size.                                                                              25

                                   Page 3

                                                                                              Page
                                                                                              ----

     Target Market (Macro View).                                                               27
     Market Segmentation.                                                                      27
     Prospect Objectives.                                                                      29
     Prospect Alternatives.                                                                    29
     Target Market (Micro View).                                                               30
     Enterprise Image.                                                                         30
     Price Point.                                                                              30
     Sales Strategy.                                                                           31
     Channels Strategy.                                                                        32
     Distribution Logistics.                                                                   33
     Competition.                                                                              33
     Trademarks.                                                                               37
     Product Development and Technical Support.                                                37
     Employees.                                                                                37
     Reports to Security Holders.                                                              37
     External Funding Requirements.                                                            38

Management's Discussion and Analysis.                                                          38
     Comparison of Results for the Years Ended June 30, 2001 and June 30, 2000.                38
     Liquidity and Capital Resources.                                                          39
     Cash Flow from Operations.                                                                39
     Capital Expenditures.                                                                     39
     Contractual Liabilities.                                                                  40
     Future Results.                                                                           39

Description of Property.                                                                       40

Certain Relationships and Related Transactions.                                                40
     Felix Computer Aided Technologies GmbH                                                    40
     Autopack GmbH                                                                             40
     Columbia Financial Group.                                                                 41
     Sundance Marketing International Inc.                                                     41
     David M. Goldenberg Professional Corporation held in escrow for the GiveMePower Group.    41
     Others.                                                                                   41

Market for Common Equity and Related Stockholder Matters.                                      42
     Market Information                                                                        42
     Dividends                                                                                 42

Executive Compensation.                                                                        43

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.          43


Part II - Information Not Required in Prospectus.
-------------------------------------------------

Indemnification of Directors and Officers.                                                     43

Other Expenses of Issuance and Distribution.                                                   43

Recent Sales of Unregistered Securities.                                                       43

                                   Page 4

                                                                                              Page
                                                                                              ----

Undertakings.                                                                                  44

Signatures.                                                                                    44

Financial Statements and Accompanying Notes.

Exhibits  .

      Exhibit A - Articles of Incorporation.

      Exhibit B - Bylaws.

      Exhibit C - Instrument Defining the Right of Holders (Share Certificate).

      Exhibit D - Legal Opinion.

      Exhibit E - Consents of Experts.

      Exhibit F - Stock Option and Incentive Plan.

      Exhibit G - Lock-Up/Leak-Out Agreements.

      Exhibit H - Columbia Financial Group Agreement.


Prospectus Summary.

(a)  Company History.

The company was originally incorporated in Alberta, Canada as GiveMePower.com Inc. on April 18, 2000, to sell software and web-based services geared to businesses involved in the design, manufacture, and construction of engineered products throughout North America. Effective September 15, 2000, GiveMePower.com Inc. amended its Articles of Incorporation to change its corporate name to GiveMePower Inc.

Bill Walton, the founder of GiveMePower Inc. began the implementation of this business plan under his 100%-owned private company, Sundance Marketing International Inc. (Sundance). Sundance was formed in 1991 to house the operations for Mr. Walton's software consulting services business. On April 15, 1999, Mr. Walton entered into a license agreement with Felix Computer Aided Technologies GmbH (Felix) for the exclusive rights to distribute FelixCAD and Graphic Developer's Engine (GDE ) software in North America.

On December 20, 2000, GiveMePower Inc. entered into a Plan and Agreement of Reorganization to undertake a reverse merger with a National Quotation Bureau public company called TelNet World Communications, Inc. (TelNet). TelNet was originally incorporated in the State of Utah on March 10, 1972 as Tropic Industries, Inc. (Tropic). Tropic became United Datacopy, Incorporated on February 24, 1987 which became Pen International, Inc. on March 21, 1994 and than TelNet World Communications, Inc. on March 4, 1998. TelNet had no operations nor any working capital when GiveMePower Inc. entered into the reverse merger with it.

GiveMePower Inc. acquired the rights, title and interest to the domain name, givemepower.com from Sundance on February 16, 2001. In addition, Sundance agreed to assign its existing customer base to GiveMePower Inc. and further agreed that it would terminate its license agreement with Felix Computer Aided Technologies GmbH (Felix) immediately upon GiveMePower Inc. securing its own agreement with Felix. GiveMePower Inc. renegotiated the exclusive rights to co-develop, re-brand and distribute FelixCAD and GDE software in North America effective February 16, 2001 for a term of six months with an option to extend the term of the agreement to automatically renewing five year terms upon issuing one million common shares of GiveMePower Corporation to the President of Felix on or before August 16, 2001. GMP exercised this option effective August 10, 2001.

Effective July 5, 2001 the name of TelNet was changed to GiveMePower Corporation and the domicile was changed from Utah to Nevada.

(b)  Summary of GiveMePower's Business.

GiveMePower Inc. (sometimes referred to as "GMP") was founded on the idea that businesses involved in the design and construction of engineered products need an industry compliant set of tools that enhances their ability to grow, prosper and make better use of limited resources. We are an early development stage company with plans to expand our business. Our long-term objective is to become a leading provider of affordable business software solutions to the design and build industries utilizing computer aided design (CAD) applications, handheld/wireless CAD applications, and collaborative project planning and management systems. Computer aided design is an automation process in which computer software is used to aid in the design process from drafting, to building and construction.

Utilizing conventional software distribution models and Internet delivery of its products and services, we intend to provide an alternative and more cost effective way for businesses to implement the design, build, and project management workflow. We will come to market with computer aided design technology which has been winning market share in over 40 countries to date.

We have minimal operations at this time, with only four employees and five consultants. To accomplish the above objectives, we must undertake many initiatives including raising substantial working capital, hiring a sales and marketing team, on-going product development, and developing market acceptance for our products and services.

Risk Factors.

(a)  Risks Relating to our Financial Condition

     Our limited sources of cash could impair our ability to execute our business plan.

     We currently have limited cash for operations and we expect limited internal cash flow in the immediate future. As at June 30, 2001 we had $154,302 in cash which will be used to fund our operations. Until we can obtain revenues sufficient to fund working capital needs, we will be dependent upon external sources of financing. Our revenues for the year ended June 30, 2001 were $36,331. Our inability to generate cash flow, either internally or externally, may impair our ability to execute our business plan either in whole or in part, which may mean the loss of an investor's entire investment.

     We require substantial capital to implement our business plan and without such we may become insolvent.

     We require substantial working capital to continue the funding and execution of our business plan. As at June 30, 2001 our working capital was a positive $61,664. We do not have any commitments to raise additional capital and there is no assurance that any additional funds required to operate our business will be available on favorable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund current operations, fund future expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products, respond to competitive pressures or we may become insolvent. Such inability could have a material adverse effect on our business, operations and financial condition which may mean partial or complete loss of your investment.

     We are a start-up business entering a mature, competitive market and face a high likelihood of failure which could lead to the loss of your entire investment.

     As a start-up business, we have limited operations, revenues and assets. To date our business has largely consisted of developing our products with very little focus on sales and marketing. There can be no assurance that we will be able to successfully generate revenues, operate profitably, or make any distributions to the holders of our securities. As we are a development stage company entering a mature, competitive market, our prospects must be considered in light of the risks, expenses and difficulties encountered in establishing a new business in such a market. Our high risk for failure as a start-up business may mean the loss of an investor's entire investment.

(b)  Risks Relating to our Business

     We have limited business history making it difficult for an investor to make an informed decision.

     We have limited business history to analyze or to aid in making an informed judgment as to the merits of an investment in our securities. Although our company was incorporated in April 2000, our business operations have largely focused on product development with minimal focus on sales and marketing. There is no assurance that we will be able to operate profitably. It will be more difficult for you to valuate the investment potential in a start-up company such as ours than in a company with an operating history. Any investment in our common stock should be considered a high risk investment because you will be placing funds at risk in an unseasoned start-up company with unforeseen costs, expenses, competition and other potential problems.

     Our products may contain errors which could reduce demand resulting in lower sales and revenues.

     Software products like those sold by GMP often contain undetected errors or performance problems. Such defects are most frequently found during the period immediately following the introduction of new products or enhancements to existing products. Despite extensive product testing prior to their introduction, our products may contain software errors that will be discovered after commercial introduction. Our product sales have been insignificant to date so there may be numerous undetected errors or performance problems that will not be made known to us for some time. Despite the precautions taken by us to ensure error free software, there is no guarantee that we will not be held responsible for possible damages to customers, customers' projects, or other miscellaneous damages. There is no assurance that errors or performance problems will not be discovered in the future. Any future software defects discovered after shipment to a customer could result in loss of revenues, unexpected costs or delays in market acceptance, any of which could have a material adverse effect on our operations.

     We are in an intensely competitive industry and may not be able to establish market acceptance for our products and services.

     The computer aided design software industry is highly competitive and has few barriers to entry. There are numerous competitors offering various products and services that are similar in nature to what we will be offering. Management feels that its biggest competitor will be Autodesk who has annual revenues approaching $1 billion and significantly greater resources than we do. We will be competing directly against Autodesk's product, AutoCAD, which is the North American standard for PC-based computer aided design software. We believe that our ability to compete depends on whether or not we can deliver compatible software at a lower cost and which targets a different market segment than Autodesk. We can provide no assurance that we will be able to successfully compete in this market which may mean the loss of your investment.

     The issuance of new securities may result in dilution or subordination of current shareholders interests.

     If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of current shareholders will be reduced, current shareholders may experience additional dilution, and such securities may have rights, preferences and privileges senior to those of current shareholders.

     Our current officers have no experience in managing a start-up, public company and may not be able to successfully execute our business plan which may mean the loss of your investment.

     Both Bill Walton, CEO, president and director and Todd Noble, Secretary, Treasurer and Chief Financial Officer have no experience managing a start-up, public company. This lack of experience could have a material adverse effect on our business, operations and financial condition which may mean the partial or complete loss of your investment.

     We have paid no dividends on our common stock and we cannot assure you that we will achieve sufficient earnings to pay cash dividends on our common stock in the future.

     We intend to retain earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

     Our inability to attract and retain qualified personnel may impair earnings or enhance losses.

     Profitability will depend, in part, on our ability to hire and retain the necessary personnel to operate our business. In particular, it will be necessary for us to hire and retain personnel with skills and experience in the computer aided design industry. Competition for such personnel is intense and there is no assurance that we will be able to successfully attract, integrate or retain such qualified personnel. There is also no assurance that we will be able to identify, attract, hire, train, retain and motivate other highly skilled technical, administrative, managerial, marketing and customer service personnel. The failure to attract and retain the necessary personnel could have a materially adverse effect on our business, operations and financial condition. Currently, we have been unable to successfully recruit a senior manager to head our marketing and sales department. Until we are successful in recruiting for this position, Bill Walton, our CEO will be responsible for performing this function.

     We are subject to rapidly changing conditions which could lead to substantially lower or no sales..

     The market in which we compete is characterized by rapidly changing technology, evolving industry standards, low barriers to entry, enhancements to existing software, and evolving customer needs. Consequently, our success will depend on our ability to adapt to rapidly changing technology, evolving industry standards, low barriers to entry, software enhancements, and evolving customer needs and to continually improve the performance, features and reliability of our software and services. Our failure to adapt to such changes could have a material adverse effect on our business, operations, and financial condition. In addition, the adaptation to such changes could require substantial capital resources that may not be available when required or may not be available on favorable terms, which could have a material adverse effect on our business, operations and financial condition. Currently PC-based computer aided design software continues to be widely used by end-users and developers. There is no assurance that this will continue in the future should a new product emerge or customer needs change.

     We have minimal marketing experience which could lead to minimal or no sales.

     We currently plan to market and promote our services in-house. While our Chief Executive Officer has prior sales and marketing experience, there can be no assurance that our marketing strategies will be effectively implemented given Mr. Walton's other responsibilities as CEO, or that these arrangements will result in sufficient revenues to produce net earnings. Mr. Walton has 17 years experience in sales and marketing with Sundance Marketing International Inc., Cansel Survey Equipment Ltd., and FCAD Canada Software. Other than Mr. Walton there is no one else with extensive sales and marketing experience.

     We may not be able to retain our distribution rights which could result in a loss of our primary revenue source.

     We have secured exclusive North American license rights for the distribution of Computer Aided Design (CAD) software for desktop personal computers from Felix Computer Aided Technologies GmbH and we have also secured the non-exclusive North American license rights for the distribution of CAD software for handheld computing devices from Autopack GmbH. Should we fail to meet certain terms and conditions, there is no assurance that we will retain our distribution rights which would have a material adverse effect on our business, operations and financial condition any of which may lead to the partial or complete loss of an your investment.

     Our revenue generating ability will depend on third party agents.

     We intend to offer our software and services through a network of third party agents. Our success is dependent upon the ability of these agents to implement viable marketing initiatives. Many of these agents may carry products from several different companies, including products that may compete with our software. There is a risk that these agents will give priority to the products of other suppliers. The reduction or loss in sales by one or more key agents, or the inability to attract new agents, could have a material adverse effect on our business operations. We have not secured any contracts with a third party agent to date.

     We face foreign exchange rate exposure which could have a material adverse effect on our financial results.

     We will offer payment for our software and services in U.S. dollars only, even for Canadian customers. With the majority of expenses expected to be in Canadian dollars, we will be exposed to fluctuations in foreign exchange rates from both a transactional and translational perspective. There is a risk that foreign exchange rate fluctuations between the Canadian dollar and the U.S. dollar will be disadvantageous to our financial condition.

     We may be subject to product obsolescence which could lead to the reduction or elimination of revenues.

     The markets for our products are characterized by evolving industry standards, technological changes and changing customer needs. The introduction of products embodying new technologies and the emergence of new hardware, software or computer aided design standards could render our existing products obsolete and unmarketable. Consequently, our success will depend upon our ability to successfully develop and introduce new and enhanced products that evolve with technological and industry developments, industry standards and customer needs. The timing and success of product development is unpredictable due to the inherent uncertainty in anticipating technological developments, difficulties in identifying and correcting design flaws and market acceptance. Any significant delay in releasing new products or enhancements could have a material adverse effect on the success of new products or enhancements that could have a material adverse effect on our business operations. There can be no assurance that we will be able to introduce new products on a timely basis, that such products will achieve any market acceptance or that any such market acceptance will be sustained for any significant period. Failure of new products to achieve or sustain market acceptance could have a material adverse effect on our business operations. We will also depend on technology from third parties such as Felix Computer Aided Technologies GmbH and Autopack GmbH, and should there be any problems or delays in new software versions from these third parties, this could have a material adverse effect on our business operations.

     We are subject to potential system downtime risks potentially leading to a loss of revenues.

     Our ability to develop products and to provide quality customer service will depend on the efficient and uninterrupted operation of our computer and communications hardware systems. Backup of software, data and information will be stored within our premises and at outside premises with third parties. Our systems and operations are vulnerable to damage or interruption from natural disasters, fire, power loss, telecommunications failures, vandalism, theft and similar events. The occurrence of such events could result in interruptions in the services we provide. In addition, the failure by third parties to provide the data communications capacity we require, as a result of natural disasters, human error or other operational disruption, could also result in interruptions of our service. Any interruption of our services could have a material adverse effect on our business, operations or financial condition.

     We are currently controlled by our principal stockholders, officers and directors which may prevent a change in control of GMP to the detriment of shareholders.

     Our directors and officers beneficially own approximately 41.3% of the outstanding common stock. This concentration of ownership may have the effect of delaying or preventing a change in control of GMP which may be disadvantageous to shareholders.

     We may be notified that our technologies infringe the proprietary rights of third parties leading to costly litigation lawsuits.

     We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time consuming or result in costly litigation. Any such claim could have a material adverse effect on our business, operations and financial condition.

     We may be subject to misappropriation of our intellectual property which is costly to remedy.

     We have entered into confidentiality and assignment agreements with our employees and contractors, and non-disclosure agreements with outside parties with which we conduct business, in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements will protect our intellectual property from misappropriation or deter third party development of similar technologies. We pursue registration of our trademarks and may license our proprietary rights to third parties. While we will attempt to ensure the quality of our brand names is maintained by such licensees, there can be no assurance that such licensees will not take action that might materially adverse effect our business, operations and financial condition.

(c)  Risks Relating to the Internet.

     Our dependence on the maintenance of the Internet infrastructure for the distribution of our products places revenues at risk should our customers' purchasing habits not endorse this current trend.

     Our success will depend, in part, upon the maintenance of the Internet infrastructure, as a reliable network backbone with the necessary speed, data capacity, and security. To the extent that the Internet continues to experience increased numbers of users, frequency of use, or increased requirements of users, we can provide no assurance that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. However, it is management's belief that based upon historical evidence our business will evolve as the Internet evolves.

     We risk capacity constraints on our website which could result in lower sales if customers become frustrated due to slow website service.

     A key element of our strategy is to utilize the website to deliver our products and services to customers. It is anticipated that 70% to 80% of our customers will utilize our website to download our products or access our subscription based services related to our Power Projects Center. Currently we have very few customers, however, if we are successful in growing our customer base, this could lead to a high volume of traffic on our website, both from customers and non-customers. Accordingly, the satisfactory performance, reliability, and availability of our website and network infrastructure will be critical to our reputation and ability to attract and retain customers, and maintain adequate customer service levels. To a certain extent, but not exclusively, our revenues will depend upon the number of end-users and developers who purchase products through our website and the volume of customers that we are able to attract. Any substantial increase in the volume of end-users and developers on our website will require us to expand and upgrade further our technology and network infrastructure.
     We can give no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website nor can we assure we will be able to timely expand and upgrade our systems and infrastructure to accommodate such increases. In addition, even if we are able to project such needs, we can give no assurance that we will have sufficient capital to adequately and timely expand or upgrade our systems and infrastructure.

     Governmental regulation and legal uncertainties may reduce sales if restrictive regulations are adopted.

     We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws to the Internet could have a material adverse effect on our business.

Our goal is to be a viable, profitable entity. Should one or several of these factors be implemented or become effective, this could adversely affect our financial condition and as such, place any investment in this Offering at risk partial or complete loss.

Forward Looking Statements.

This prospectus contains statements about our future operations which involve risks and uncertainties. Our actual results could differ in significant ways from our anticipated future operations due to many factors, including "Risk Factors" beginning on page 7. Because this is a summary and the information is selective, it does not contain all information that may be important to you. You should carefully read all information in this prospectus including its detailed information and the financial statements and the accompanying explanatory notes before making an investment decision.

Use of Proceeds.

We will not receive any direct proceeds from the sale of the shares of common stock unless and until, the 2,220,000 warrants as outlined in "Selling Security Holders" on page 12 and described in detail in "Certain Relationships and Related Transactions" on page 40, have been exercised at strike prices ranging from $0.50 to $1.50 per share. We could raise a total of $2,620,000 if all of the 2,220,000 warrants are exercised. To date 102,668 warrants have been exercised for total proceeds of $51,334. All proceeds raised from the exercise of the warrants will be used for working capital to fund our operations.

Determination of Offering Price.

Not applicable. The selling security holders will be able to determine the price at which they sell their securities.

Dilution.

Not applicable. We are not registering any unissued shares in this registration statement.

Selling Security Holders.

The securities are being sold by the selling security holders named below.
The table indicates that all the securities will be available for resale after the Offering. However, any or all of the securities listed below may be retained by any of the selling security holders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling security holders upon termination of this Offering. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. Excluding the exercise of any warrants, we will not receive any proceeds from the sale of the securities.

                                             Amount
                                          Beneficially          Percentage of
          Name                              Owned (2)            Ownership (1)
        --------                          ------------          --------------
     Robert Grabert(4)                       300,000                  1.7%
     MSI Services Inc.(4)                    100,000                  0.6%
     Seville Consulting, Inc.(3)             120,000                  0.7%
     Power Network, Inc.(4)                  120,000                  0.7%
     BAF Consulting, Inc.(4)                 142,844                  0.8%
     Ashley Martinez (4)                     104,525                  0.6%
     YT2K, Ltd.(4)                            65,354                  0.4%
     James Archuletta(4)                     125,000                  0.7%

                                   Page 12

     ARB Consulting, Inc.(4)                 139,192                  0.8%
     Network Marketing Resources, Inc.(4)    150,000                  0.9%
     KCK Industries Ltd.(4)                  105,840                  0.6%
     Paul Snodgrass(4)                        38,339                  0.2%
     Tom & Dawn Snodgrass(4)                  10,650                  0.1%
     Roy Keenan(4)                            10,650                  0.1%
     Tony Simon(4)                            10,627                  0.1%
     Guy Bull(4)                              30,807                  0.2%
     Robert Lake(4)                           10,608                  0.1%
     Christopher D.M. Johnston(4)             31,823                  0.2%
     Grant Edwards Enterprises Inc.(4)        42,517                  0.2%
     Douglas Lee(4)                           10,608                  0.1%
     Judy Dawson(4)                            8,840                  0.1%
     Samuel Y.H. Reed(4)                      10,594                  0.1%
     John & Irene Marcelino(4)                40,594                  0.2%
     Michele Reed(4)                          20,812                  0.1%
     Dwayne Glendinning(4)                    10,577                  0.1%
     Earland M. Dawson(4)                      9,497                  0.1%
     Peter G. Dawson(4)                        9,484                  0.1%
     William Joseph Revesz(4)                 10,496                  0.1%
     Wilfred J. Schmidt(4)                    17,479                  0.1%
     Frank Pearson(4)                         10,470                  0.1%
     Karl-H. Haus(4)                          10,470                  0.1%
     Lorne Austen(4)                          10,412                  0.1%
     Ken C. Turk(4)                           31,235                  0.2%
     Trevor Harris(4)                          8,634                  0.0%
     Romag Investments Ltd.(4)                10,311                  0.1%
     Michael Bruce(4)                         51,554                  0.3%
     Ralph Perkins(4)                         20,622                  0.1%
     701293 Alberta Ltd.(4)                   10,291                  0.1%
     Sohan Jeerh(3)                          214,401                  1.2%
     Alan & Lisa Hare(4)                      10,283                  0.1%
     Ryan Martin(4)                           11,299                  0.1%
     Grant Mayor(4)                           10,221                  0.1%
     Chris Lindberg(4)                        26,769                  0.2%
     416025 Alberta Ltd.(3)                  101,260                  0.6%
     Tracy Muir(4)                            20,213                  0.1%
     K. Fraser McConnell P.C.(4)               6,738                  0.0%
     Martin Wiehler(4)                        50,000                  0.3%
     Dymar Chemicals Limited(4)               20,000                  0.1%
     Mark A. Martens Prof. Corp.(4)            6,400                  0.0%
     Mary Martens(4)                           6,200                  0.0%
     Connie Cumming(4)                        10,000                  0.1%
     Kris Walterson(4)                        20,000                  0.1%
     Bo Wijesooriya(4)                         2,000                  0.0%
     Dr. Gary J. Kneier(4)                    40,000                  0.2%
     Larry Limacher(4)                         5,000                  0.0%
     Ambrose Moran(4)                         10,000                  0.1%
     Christopher McCaig(4)                    10,000                  0.1%
     Stan & Joanne Olthuis(4)                 10,000                  0.1%
     John R. Crawford(4)                      70,000                  0.4%
     Nelson F. McKiel(4)                      70,000                  0.4%
     Gary F. Vasey(4)                         40,000                  0.2%
     CCSG Investments Inc.(4)                 20,000                  0.1%
     John F. Dexter(4)                        50,000                  0.3%

                                   Page 13

     Thomas A. Pool(4)                        50,000                  0.3%
     Kraig Forbes(4)                          30,000                  0.2%
     David J. Dean(4)                         50,000                  0.3%
     Madison Financial LLC(4)                 18,000                  0.1%
     R. Michael Steele(5)                     20,000                  0.1%
     Shaker Hammadieh(5)                     200,000                  1.2%
     Columbia Financial Group(5)           2,000,000                 11.5%
     ---------------------------------------------------------------------
     TOTAL                                 5,180,540                 29.8%

(1) Assumes all shares registered are sold. Percentage ownership is based on a total of 17,346,851 shares comprised of 15,126,851 issued and outstanding shares and 2,220,000 warrants.
(2) All shares are subject to a lock-up agreement (See Exhibit H) except Robert Grabert's shares.
(3) Denotes accredited investor.
(4) Denotes sophisticated investor.
(5) Denotes number of warrants to be registered: 2,220,000 to be exercised at strike prices between $0.50 and $1.50 per share (See "Certain Relationships and Related Transactions" on page 40: Michael Steele, Shaker Hammadieh and Columbia Financial Group for terms of the warrants.)

None of the selling security holders have a relationship with the issuer except for those persons identified in "Certain Relationships and Related Transactions" on page 40. We intend to seek qualification for sale of the securities in those states that the securities will be offered. That qualification is necessary to resell the securities in the public market and only if the securities are qualified for sale or are exempt from qualification in the states in which the selling shareholders or proposed purchasers reside. There is no assurance that the states in which we seek qualification will approve of the security re-sales.

Should there be any broker-dealers used in the future to assist shareholders in distributing the securities, the prospectus would need to be revised to reflect their participation.

Plan of Distribution.

The securities offered by this prospectus may be sold by the selling security holders or by those to whom such shares are transferred. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling security holders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the securities act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling securities holders provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

In addition, the selling security holders and any brokers and dealers through whom sales of the securities are made may be deemed to be "underwriters" within the meaning of the securities act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

The selling security holders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, accounts or loan transactions. Upon default by such selling security holders, the pledgee in such a loan transaction would have the same rights of sale as the selling security holders under this prospectus. The selling security holders also may enter into exchange-traded, listed option transactions that require the delivery of the securities listed under this prospectus. The selling security holders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling security holders under this prospectus.

In addition to, and without limiting, the foregoing, each of the selling security holders and any other person participating in a distribution will be affected by the applicable provisions of the exchange act, including, without limitation, "regulation m", which may limit the timing of purchases and sales of any of the securities by the selling security holders or any such other person.

There can be no assurances that the selling security holders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the exchange act, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

All of the foregoing may affect the marketability of the securities. Pursuant to the various agreements we have with the selling securities holders, we will pay all the fees and expenses incident to the registration of the securities, other than the selling security holders' pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling security holders.

Legal Proceedings.

There are currently no pending or threatened legal proceedings which involve GMP or against any of our officers or directors as a result of their capacities with GMP.

Directors, Executive Officers, Promoters and Control Persons.

(a)  Directors and Officers.

Our Bylaws provide that the number of directors who shall constitute the whole board shall be such number as the Board of Directors shall at the time have designated. Currently, GMP has a total of five directors. Each director shall be selected for a term of one year and until his successor is elected and qualified. Vacancies are filled by a majority vote of the remaining directors then in office with the successor elected for the unexpired term and until the successor is elected and qualified. All directors officially consented to join GMP's Board of Directors effective June 17, 2001. Mr. Grabert was placed on the Board of Directors as part of the licensing agreement with Felix Computer Aided Technologies GmbH. The directors and executive officers of GMP are as follows:

NAME AND ADDRESS                               AGE     POSITIONS HELD                SINCE
----------------                               ---     --------------                -----
W.V. (Bill) Walton, Calgary, Alberta           43      Director, President & CEO     April 2000

Richard Cheyne, Vancouver, British Columbia    42      Director                       June 2001

Jeffrey Faye, Nashville, Tennessee             42      Director                       June 2001

Wilfried Grabert, Berlin, Germany              52      Director                       June 2001

Tim Nye, Guelph, Ontario                       37      Director                       June 2001

Todd Noble, Calgary, Alberta                   38      CFO, Treasurer & Secretary     July 2000

(b)  Business Experience of Officers and Directors

W.V. (Bill) Walton - Director, President & CEO. Mr. Walton has over 18 years of company ownership and senior executive management experience in technology companies. Mr. Walton is the President and sole shareholder of Sundance Marketing International Inc. and FCAD Canada Software Inc. Incorporated in 1991, Sundance Marketing became one of Canada's leading civil engineering and infrastructure design software companies with 700+ corporate clients using over 2,000 systems. In April 1999, Sundance, doing business as FCAD North America, became the exclusive North American agent for FelixCAD and the Graphic Developer's Engine. From January 1997 to April 1999, Mr. Walton consulted to a prominent manufacturer of surveying and mapping software as Director of Sales and Marketing, who is now one of North America's leading suppliers of software to land surveyors, civil engineers, cartographers, and accident reconstruction experts. Prior to forming Sundance Marketing, Mr. Walton spent nine years with Cansel Survey Equipment Ltd., Canada's largest Survey Equipment and Supply company. For six years, Mr. Walton acted as National Systems Manager for Cansel. His responsibilities included the creation and expansion of a "Systems" division within Cansel. This included product establishment/procurement for the division, growth of the division, and leadership for sales and marketing of the division.

Richard Cheyne - Director. Formerly a seven-year veteran of Microsoft Corporation, Mr. Cheyne was one of the early pioneers of LAN-based email. Working for Consumers Software, Mr. Cheyne was one of the key developers of what became "Microsoft Mail for PC Networks" after Microsoft acquired Consumers in 1991. During his time with Microsoft, Mr. Cheyne served for 5 years as the Quick Fix and Engineering (QFE) manager for Microsoft Mail. In 1996, Mr. Cheyne became QFE manager for "Microsoft Site Server" and "Microsoft Commercial Internet Server", two of Microsoft's software products. Mr. Cheyne was responsible for preparing support staff as well as providing hot fixes and service packs for all of these products. Mr. Cheyne's experience in product development and managing quality control standards for some of Microsoft's most important Internet software products, will provide invaluable direction in GMP's quest to consistently deliver innovative, high-quality solutions to its client base.

Jeffrey Faye - Director. Mr. Faye is a GSOD Global Project Manager at Lucent Technologies. His responsibilities include planning, scheduling, and coordination of voice, data, and multimedia projects for a global client list of leading telecommunications and networked environments. Winner of Lucent's most valuable GSOD associate award in 1999, Mr. Faye is professionally certified in an extensive list of Cisco Systems and Supporting Applications. Mr. Faye is a Project Management Institute (PMI) member who majored in Business Law at City University of New York, with a Masters Certificate in Project Management. Mr. Faye's extensive experience in managing multi-million dollar projects on a global scale, combined with his 15 years of dealing with major corporate and government clients, provides invaluable assistance to GMP as it builds its online Power Projects Center.

Wilfried Grabert - Director. Mr. Grabert is owner and founder of the Grabert Group of Companies in Berlin, Germany, which includes Grabert Software & Engineering GmbH, Autopack GmbH and Felix Computer Aided Technologies GmbH (Felix). The Grabert Group owned and operated one of the world's largest independent distributors of AutoCAD and AutoCAD solutions, manufactured by Autodesk. Mr. Grabert, through his company Felix, has funded the development, refinement, and worldwide distribution of FelixCAD and GDE to date. Mr. Grabert's broad successes in the computer aided design industry, combined with his astute business acumen, will help GMP sustain and support its foray into the computer aided design marketplace.

Tim Nye - Director. Mr. Nye has been listed twice on Ontario's TOP 100 Entrepreneurs and is currently the Founder,CKO and Director for Geosign Corporation, a firm providing local commerce locator services to large portals and telecommunication companies. For 15 years, Mr. Nye was the founder and CEO of CADSOFT, one of North America' s leading developers for the AEC market, and currently ranked number one in Asia and number two worldwide in the residential construction design and design/build markets. CADSOFT is one of Autodesk's oldest third party developers. Mr. Nye was the developer under OEM contract for one of North America's leading consumer software packages with over one million units installed. He was responsible for the development of an integrated photo realistic quality rendering in a sub-$100 software package for home design. Currently Mr. Nye has been focusing on patent and technology development for Geosign Corporation developing technology that improves search results by several magnitudes.

Todd Noble - CFO. Mr. Noble is a Chartered Financial Analyst with over 14 years of experience in finance, treasury and marketing. Mr. Noble's experience includes being Treasurer of The Forzani Group Ltd., a Toronto Stock Exchange listed company with annual revenues exceeding $225 million and Treasury Manager of Agrium Inc., a New York Stock Exchange listed company with annual revenues exceeding $1.9 billion. Mr. Noble's experience in managing financial operations for some of North America's leading companies provides the needed financial leadership for GMP.

The above named directors will serve in their capacity as director until our next annual shareholder meeting to be held within six months of our fiscal year's close. Directors are elected for one-year terms. We do not have any employment agreements with any of our officers or directors.

(c)  Significant Employees.

Other than the officers and directors, there are no employees who are expected to make a significant contribution to our corporation.

(d)  Legal Proceedings.

No officer, director, or persons nominated for such positions and no significant employee of GMP has been involved in legal proceedings listed in
Item 401(d) of Regulation SB nor any other legal proceedings that would be material to an evaluation of our management.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Memorandum, the number and percentage of outstanding shares of company Common Stock owned by (i) each person known to GMP to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all officers and directors as a group.

Name of Beneficial Owners           Number of Common Stock Beneficially Owned     Percentage of Ownership(1)
------------------------------------------------------------------------------------------------------------
(i) Persons beneficially owning more than 5% of outstanding Common stock

David M. Goldenberg Professional Corp. held
in escrow for the GiveMePower Group                         8,606,500                          56.9%
Wilfried Grabert                                            1,000,000                           6.6%
Thomas F. Pierson P.C. Escrow Account(2)                      825,000                           5.5%
Heritage Ventures Ltd.                                        800,000                           5.3%

(ii) Directors of the Corporation

W.V. (Bill) Walton(3)                                       5,044,225                         33.3%
Wilfried Grabert                                            1,000,000                          6.6%
Richard Cheyne                                                 50,000                          0.3%
Jeffrey Faye                                                   50,000                          0.3%
Tim Nye                                                        50,000                          0.3%

(iii) Officers of the Corporation

W.V. (Bill) Walton(3)                                       5,044,225                         33.3%
Todd Noble                                                     50,000                          0.3%

                                   Page 17

(iv) Directors and Officers as a Group

Directors and Officers of the Corporation                   6,244,225                         41.3%

(1) Based upon 15,126,851 issued and outstanding.
(2) These shares are being held in escrow based upon an agreement between GMP and Columbia Financial Group, Inc. dated February 28, 2001 and attached hereto as Exhibit "I".
(3) Mr. Walton's 5,044,225 shares are part of the 8,606,500 shares to be held in escrow by David M. Goldenberg Professional Corp. on behalf of the GiveMePower Group.

Description of Securities.

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

(a)  Common Stock.

     (i)   General.

     We are authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share. As of October 1, 2001 there were 15,126,851 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

     (ii)  Voting Rights.

     Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

     (iii)  Dividend Policy.

     All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.
     Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

     (iv)  Miscellaneous Rights and Provisions.

     Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

(b)  Preferred Stock.

     (i)   General.

     No preferred stock has been authorized to date.

     (ii)  Dividends, Voting, Liquidation, & Redemption.

     Upon issuance, our Board of Directors will determine the rights and preferences of shares of preferred stock. The Board of Director's ability to issue preferred stock without further shareholder approval has the potential to delay, defer or prevent a change in control of our corporation. Moreover, the Board of Director's broad discretion in designating specific rights and preferences may have the potential to dilute or devalue the stock held by the common shareholders.

(c)  Shares Eligible for Future Sale.

     Upon completion of this Offering, we will have outstanding an aggregate of 15,126,851 shares of our common stock and a total of 2,220,000 warrants. Of the total outstanding shares, 2,940,540 shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). A total of 2,220,000 warrants will be freely tradable without restriction or further registration under the Securities Act once they are exercised and converted into common stock. Of the remaining 12,186,311 shares of common stock held by existing stockholders, 11,967,389 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act and the balance of 218,922 shares were previously freely tradable shares. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

     In general, under Rule 144 as currently in effect, any of our Affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of
     (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-Affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

     Further, Rule 144A as currently in effect, in general, permits unlimited re-sale of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-Affiliates do not lose their status as restricted securities.

     As a result of the provision of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

(d)  Transfer Agent.

The transfer agent for the shares of common stock is Fidelity Transfer Company, 1800 S. West Temple, Suite #301, Salt Lake City, Utah, 84115, (801) 484-7222.

Interest of Named Experts and Counsel.

Our audited financial statements for the period from July 1, 2000 to June 30, 2001 (Fiscal 2001) and the comparable period in the previous year (Fiscal
2000) have been included in this prospectus in reliance upon Malone & Bailey, PLLC, 5444 Westheimer Rd., #2080, Houston, TX 77056, independent Certified Public Accountants as experts in accounting and auditing.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

Organization Within Last Five Years.

GMP was originally incorporated in Alberta, Canada as GiveMePower.com Inc. on April 18, 2000, to sell software and web-based services geared to businesses involved in the design, manufacture, and construction of engineered projects and products throughout North America. Effective September 15, 2000, GMP amended its Articles of Incorporation to change its corporate name to GiveMePower Inc.

The founder of GMP began the implementation of this business plan under his 100%-owned private company, Sundance Marketing International Inc. (Sundance). Sundance was formed in 1991 to house the operations for Mr. Walton's software consulting services business. On April 15, 1999, Mr. Walton entered into a license agreement with Felix Computer Aided Technologies GmbH (Felix) for the exclusive rights to distribute FelixCAD and GDE software in North America.

On December 20, 2000, GMP entered into a Plan and Agreement of Reorganization to undertake a reverse merger with a National Quotation Bureau public company called TelNet World Communications, Inc. (TelNet). TelNet was originally incorporated in the State of Utah on March 10, 1972 as Tropic Industries, Inc. (Tropic). Tropic became United Datacopy, Incorporated on February 24, 1987 which became Pen International, Inc. on March 21, 1994 and than TelNet World Communications, Inc. on March 4, 1998. TelNet had no operations nor working capital when GMP entered into the reverse merger with it.

GMP acquired the rights, title and interest to the domain name, givemepower.com from Sundance on February 16, 2001. In addition, Sundance agreed to assign its existing customer base to GMP and further agreed that it would terminate its license agreement with Felix immediately upon GMP securing its own agreement with Felix. GMP agreed to compensate Sundance a total of $60,000 Canadian to be paid within one year from the date of the agreement. GMP renegotiated with Felix for the exclusive rights to co-develop, re-brand and distribute FelixCAD and GDE software in North America effective February 16, 2001.

Effective July 5, 2001 the name of TelNet was changed to GiveMePower Corporation and the domicile was changed from Utah to Nevada.

On August 10, 2001 GMP exercised its option with Felix to extend the initial six month term for exclusive North American rights to five years with automatically renewable five year terms. In consideration for Felix granting GMP such terms, GMP compensated the President of Felix with one million Rule 144 restricted common shares.

Description of Business.

Under this section we provide detailed forward looking statements regarding our five year business plan. Investors should note that we have not made significant strides toward implementation of many of the initiatives described in this section, including hiring a sales and marketing team, securing sufficient funding, completing development of our software product line, and recruiting third party agents to market our products and services, among other planned initiatives. Failure to execute any of these objectives could have a material adverse effect on our business, operations and financial condition any of which may lead to the partial or complete loss of your investment.

(a)  Products and Services.

Our objective is to become one of the world's leading providers of affordable software and services for project owners, estimators, designers, contractors, architects, engineers, managers, developers, and consultants - typically anyone involved in the design, management, and development of engineered products and projects. We will focus on the North American marketplace to market and promote our products and services.

We have secured exclusive North American license rights to co-develop, re-brand, and distribute FelixCAD and GDE , computer aided design (CAD) software that was privately financed and developed by Felix Computer Aided Technologies GmbH over a six-year period. Leveraging this CAD technology, currently used in over 40 countries and 10 languages, we intend to offer our own suite of affordable software and web-based subscription services aimed at automating existing processes in established industries such as construction, design, engineering, manufacturing and business engineering. Our software is intended to be delivered direct to market through our sales team, website, and third-party agents.

To date, the only products that we have available for sale include PowerCAD Pro and PowerENGINE , which are our re-branded versions of FelixCAD and GDE respectively. We intend to hire a senior sales and marketing manager to build GMP's sales team. Currently, the CEO has assumed the responsibilities of the sales and marketing manager until a senior manager can be hired. Assisting the CEO with implementation of our sales and marketing initiatives is one other senior manager and a marketing communications assistant. Our website is operational allowing customers to purchase and download PowerCAD or PowerENGINE on-line. To date, we have not signed any agreements with third party agents. We have retained the services of a consulting firm to assist us with the development of our marketing and sales initiatives.

We have also secured non-exclusive rights from Autopack GmbH for its CE-CAD portable computer aided design system optimized for Windows CE , to be marketed as PowerCAD CE. This product is currently being beta tested and expected to be available by the end of calendar year 2001.

In summary, we plan on providing the following products and services of which only PowerCAD and PowerENGINE are available for sale to customers:

   =================================================================================================
   GiveMePower Product and Service Portfolio
   =================================================================================================
   PowerCAD   Rel. 5.0
   -------------------------------------------------------------------------------------------------
   PowerCAD   Pro          Competitive, full featured, retail computer aided design (CAD) software application.
                           -------------------------------------------------------------------------
                           100% AutoCAD  compatible in 90% of use cases.  AutoCAD is considered to be the world standard for PC-based computer aided design software and is owned by Autodesk Inc.  PowerCAD does not currently support Solids modeling, a form of three-dimensional design modeling, or Visual Basic for Applications, a Microsoft programming language, however this is planned for future releases.
                           -------------------------------------------------------------------------
                           Features include more than 300 compatible AutoCAD commands, advanced two and Three dimensional drawing commands, rendering using new Open GL standards, customizable user interface, full AutoCAD drawing file compatibility with AutoCAD Release 2000 and earlier. PowerCAD Pro directly supports industry standard DWG  and DXF  file formats.
                           -------------------------------------------------------------------------
                           Incorporates a completely open architecture design for system enhancements and customization employing software programming languages
                           LISP, C/C++, or Delphi with true dynamic link library (DLL)
                           implementation. Translators automatically port existing code from
                           AutoLISP  and/or ADS  and convert menus, dialog boxes and palettes created for AutoCAD use.
                           -------------------------------------------------------------------------
                           Optimized for Windows 9x, 2000 and NT using Windows Multiple Document
                           Interface (MDI).
                           -------------------------------------------------------------------------
                           Utilities include: Drawing Navigator , Visual Block Manager, Image
                           Library Tool, A2FLISP Converter, and Batch Processor.

                                   Page 21

   -------------------------------------------------------------------------------------------------
   PowerENGINE             Complete software Developer Tool Kit and Applications Programming
                           Interface (API) with full documentation for use by third party developers and corporate developers.
                           -------------------------------------------------------------------------

                           Incorporates a completely open architecture design for system enhancements and customization employing software programming languages
                           LISP, C/C++, or Delphi with true dynamic link library (DLL)
                           implementation. Translators automatically port existing code from
                           AutoLISP and/or ADS. Visual Desktop and Menu Editor (DME ) for instant conversion of interface components created for AutoCAD use.
                           -------------------------------------------------------------------------
                           All of the features of PowerCAD Pro noted above, delivered as components for embedding into custom software solutions. Fully documented for developer use.  Incorporates descriptions and utilization of each software module accessible and interchangeable through the fully open
                           PowerENGINE API.
   -------------------------------------------------------------------------------------------------
   PowerSOLUTIONS          Best-of-breed software solutions, using PowerENGINE as the core technology, focused on industry specific vertical markets and other niche markets.
                           -------------------------------------------------------------------------
                           Products currently in development and in negotiations among members of the Power Developers Network (currently 16 developers using Version 5.0)
   -------------------------------------------------------------------------------------------------
   PowerCAD TM LT+         Scaled-down version of PowerCAD Pro for use as a fully functional, but restricted use CAD for opening, editing, and plotting PowerCAD, and
                           AutoCAD documents.
                           -------------------------------------------------------------------------
                           Reduced functionality from PowerCAD Pro. Acts as a full-featured two-dimensional CAD application for competitive file formats. It can only save in proprietary PowerCAD Flexible (FLX) file format. Limited access to PowerCAD utilities noted above.
   -------------------------------------------------------------------------------------------------
   PowerCAD CE             Competitive, full featured, computer aided design (CAD) software application designed for use on portable, hand-held, wireless devices and based on the PowerENGINE technology.
                           -------------------------------------------------------------------------
                           Portable PowerCAD Pro to meet the requirements of the Windows CE environment.
   -------------------------------------------------------------------------------------------------
   PowerCAD Upgrades       Competitive releases of all PowerCAD software products issued every
                           18-24 months.
   -------------------------------------------------------------------------------------------------
   Product Support         Software and Developer support offered either contractually or on a fee-for-service basis.
   -------------------------------------------------------------------------------------------------
   Power Projects Center   Internet-based project management, procurement, bidding and tendering and asset management system.
                           -------------------------------------------------------------------------
                           Power Projects Center is designed for small-medium enterprises to provide end-to-end work- flow collaboration and project management as a competitive offering reducing project expenses by up to 10% overall.
                           -------------------------------------------------------------------------
                           Combines peer-to-peer networking technologies with server-based networking, reducing bandwidth requirements. Secure file exchange with simple to use browser-based interface.
   =================================================================================================

(b)  Business Development and Marketing Strategy.

We plan on focusing on six operating principles, forming the basis for implementation of our marketing strategy:

     (i) Single Point of Contact/Accountability As a customer-intimate business partner to clients, we intend to develop a culture that always puts customers first. This means every employee owns their work and can make decisions immediately and without reprimand in order to ensure we have fulfilled our client contracts and exceed expectations. Our empowered culture will attempt to ensure each individual acts within the spirit of partnership and in support of our developers, sales and support organizations so customers view us as technical experts, problem solvers and business allies. Our account managers will be trained with the intention of becoming experts in understanding the needs of developers and enterprise customers, and the application of all of our business solutions, PowerCAD /PowerENGINE applications and project collaboration services.

     (ii) Market Entry Pricing -We believe that as our products and services evolve, our pricing must continue to be both value and market-driven. While pricing will play a role in our initial entry strategy for replacement technologies, we will encourage the development of strong business arguments that include productivity improvements, cost reduction, revenue generation and business focus as part of the sales proposition. Currently PowerCAD Pro is priced at $395, less than 20% of market leader AutoCAD, by Autodesk Inc., which sells for $3,195. Please refer to "Pricing" on page 30 for a breakdown of our pricing strategy, and "Competition" on page 33 for competitive product pricing.

     (iii) North American Focus, Global Deployment By deploying inside sales teams with strong product and competitor knowledge, we will focus our North American offering of applications and collaborative networking solutions on architectural, engineering and construction (AEC) communities across North America. In order to compete successfully against entrenched competitors, we intend to simultaneously pursue the computer aided design developer community and launch private labeled PowerSOLUTIONS to the global FelixCAD and GDE community.

     (iv) Customer Intimacy we intend on being customer-intimate throughout each developer and customer's buying experience. In sales, this translates to having technical expertise in the primary market segments. In marketing, we intend to listen to our customers and develop market specific solutions designed to enhance core business in a non-confusing, customer friendly manner. It is management's intent not just to hire personnel for their technical expertise, but also for their problem solving and people skills. Our after-market support is intended to be set up so that when customers place a trouble call, they reach a decision-maker. Our technologies, website, billing and ordering systems will be developed with the end-user in mind providing a common interface for both employees and customers. In short, customer intimacy is our mantra to compete and differentiate ourselves in the computer aided design and business engineering software markets.

     (v) Industry Compatibility Grounding a market entry strategy on emerging technology and industry trends is critical, particularly as the blurring of traditional service boundaries occurs. However, entry into a mature market also requires increased sensitivity to product compatibility and the comfort of customers who respond positively to proven business models. We intend to provide functional and effective bundles of applications and services so that our customers are able to exploit new technologies and realize their full advantage as competitive business tools, while still relying on established systems, processes and design paradigms. We have not yet produced any bundled software packages to date.

     (vi) Trial Usage In order to quell anticipated industry skeptics, we will give every prospect a chance to try the product, for free, on a trial basis for a 30 day period.

To achieve a large number of repeat visitors, clients, and subscribers, we intend to institute a marketing campaign consisting of the following:

     (i) Free PowerCAD LT+ Promotion - To quickly develop a large and qualified prospect list and establish brand name recognition, up to one million licenses of a limited function AutoCAD compliant product called PowerCAD LT+ will be given away over the Internet. PowerCAD LT+ is currently under development and is forecast to be available by December 31, 2001.

     PowerCAD LT+ will serve as a "loss leader" for sales of PowerCAD Pro and a planned suite of scheduled vertical market PowerSOLUTIONS and PowerPLUG-INS. To date, only one PowerPLUG-IN, called PowerSYMBOLS is available for sale. All versions of PowerCAD and the planned suite of vertical market solutions will be directly linked into the Power Projects Center, currently under development and scheduled for launch within twelve to eighteen months.

     We plan to implement a campaign to achieve up to one million PowerCAD LT+ users. The campaign will include conventional marketing mediums such as advertisements and press releases in targeted industry publications, direct mail to known user groups, local area event marketing, and rewards based affiliate programs. Upon conclusion of the free PowerCAD LT+ promotion, we may charge a nominal fee for existing users to upgrade to a new and more feature rich version of the software.

     (ii)  Free PowerENGINE  Software Development System   We have introduced
     a range of PowerENGINE developer plans designed to suit any size of organization. Each plan requires an "initial order", with GMP delivering the PowerENGINE Software Development System free as part of the order. Subsequent PowerENGINE based software solutions for desktop and handheld use will require developers to pay GMP a license fee of $250 or less (volume dependent) for each unit distributed. The PowerENGINE Software Development System is currently available to developers.

     (iii) Independent Sales Agent Program - We plan to establish an Independent Sales Agent (ISA) program, whereby independent agents are paid commissions on GMP product sales made by the ISA. ISA's will typically be existing sales people or companies involved in supplying major construction, engineering, computer aided design, and other GMP targeted enterprises. We have not established any ISA's at this time.

     (iv)  Free Power Project Enrollment   Once completed, Power Projects
     Center subscribers will have free access to a limited number of Power Projects Center functions. Users wishing to deploy full Power Projects Center capabilities must subscribe for an average monthly fee. The Power Projects Center is currently in early development stages, and will require approximately $0.5 million and 12-18 months of additional development time before it is ready for delivery to market.

We have currently completed co-development responsibilities for preparing our initial computer aided design software line. This involved re-branding to the PowerCAD brand, enhancing existing FelixCAD and GDE documentation and user interfaces, preparation of expanded self-help materials, production of the PowerENGINE Software Development Toolkit, and packaging/delivery over the Internet or on CD.

We will be entering a mature, desktop computer aided design market. As a late entrant, our Service and Support strategy will be benchmarked against current
industry leaders.   We intend to provide prospective customers and developers
a fully operational 30-day trial download of PowerCAD LT+, when available, and PowerCAD Pro at no charge over the Internet. As a result, we have implemented a "no refund policy" on purchased software products, although it provides unlimited technical support for the first 90 days for PowerCAD Pro customers. Large commercial customers and developers can purchase annual support agreements. Applications and project management systems require a high level of support in order to ensure we retain customer confidence. Many of the systems and applications may not be mission-critical to developers and end-user customers in the short term. However, as the scope and complexity of our business expands into the Power Projects Center, we anticipate our products and services will play an increasing role in mission-critical systems and processes.

In general, our plans are to provide support for all service components through an integrated Customer Contact Zone. We also plan to use complementary technologies to mount a comprehensive technical support, developer library and knowledge base, on-line ordering and full e-Care system available to partners and end-user customers based on service level requirements. Network architecture is intended to be fully redundant with significant fail-safe measures to safe guard hosted data and applications. We anticipate several developers will choose to undertake their own support infrastructure to end-user clients, however we will provide Tier 3 technical support in all cases for integrators, developers, marketing and sales technical support, and end-users based on need. In all cases the mean-time-to-repair will be based on negotiated service level agreements between GMP and our developers/customers reflecting annual fees, licensing agreements and response times.

Currently, we have two internal technical support staff and two external technical support staff to support our existing customer base. Our technical support staff have extensive experience with computer aided design software, LISP programming and C/C++ programming offering the requisite customer support for anyone using our products and services. Additional hiring of technical support staff will coincide with the growth of our customer base.

(c)  Intended End-User Support Offering.

     - Product documentation, learning center available for download online. Currently available for PowerCAD Pro and PowerENGINE.

     - Access to officially supported service packs for download. Available at www.givemepower.com.

     - Fully moderated public product forums. Available at www.givemepower.com.

     - Fully maintained and updated knowledge base. Available at www.givemepower.com.

     - Charge for phone support/e-mail/web support after the first 90 days from date of purchase for PowerCAD Pro, and after registration for PowerCAD LT+. Available through existing four person support team.

(d)  Intended Developer Support Offering.

     - All publicly available end-user support offerings. PowerCAD Pro and PowerENGINE currently available.

     - Fully moderated Power Developer Network (PDN) member only forums. Available at www.givemepower.com.

     - Annual support agreements include one year of call support up to Tier
3. Available through four person support team.

     - Web chat interface monitored by a Customer Service Representative. Scheduled for future implementation.

     - E-mail support including the ability to upload problematic drawing files, logs, FLISP, C++ issues, and general programming issues. Available through four person support team.

     - Detailed developer knowledge base including tutorials, downloads, additions, frequently-asked-questions, detailed command references, and sample code. Available at www.givemepower.com.

(e)  Market Size.

     (i)  Computer Aided Design

     The computer aided design (CAD) software market is broken into four key areas: Mechanical CAD (MCAD), Mechanical Computer Aided Manufacturing
     (MCAM), Computer Aided Engineering (CAE) and
     Architecture/Engineering/Construction (AEC). These market areas utilize CAD tools for two dimensional, three-dimensional and solids design applications. According to research by Daratech, Inc. the worldwide MCAD/CAM market was $5.5 billion in revenues in 2000, growing annually at 13.8 percent. Similarly, the AEC market was $1.8 billion in revenues, growing annually at 15 percent. Based on this research, we estimate the total worldwide CAD market to be $7.3 billion in annual revenues growing at a rate of 14.1 percent annually. While GiveMePower plans to launch its PowerSOLUTIONS globally when they become available,
     its primary market resides within North America   particularly the
     United States and Canada. In order to determine North American market size for its products and services, we have estimated revenues based on prevailing market conditions and competitor revenue distribution. Autodesk, the dominant market leader in PC based CAD the Windows environment and our primary competitor, reported that 35 percent of its more than $800 million in year 2000 revenues were generated within continental United States, down from 41 percent in 1999. Please see "Competition" on page 33 for more detailed information on Autodesk. Across the Americas, AutoCAD, Autodesk's flagship software product, contributed 43 percent to overall company revenues. Based on this analysis and additional comparisons, we estimate the North American market at 41 percent of worldwide revenues or $3.0 billion in annual revenues. Management believes the Computer Aided Engineering market (Daratech, Inc. estimates it at $1.2 billion in revenues) is a highly specialized software application business that will require significant development from third party software companies and consequently does not view it as a primary part of its total market at this time. We intend to deliver our complete retail and developer product lines to the AEC market, with developer and portable CAD solutions being the primary product offerings for the MCAD, MCAM, CAE and AEC markets.

     We anticipate additional market growth resulting from the following:

          - Increased market revenues due to a reduction in piracyrates in North America. We will offer a fully compatible software application that provides companies with a lower cost alternative for a mixed AutoCAD/PowerCAD systems environment.

          - Continued migration from Unix-based CAD systems to Windows-based CAD applications. Industry experts anticipate a continued demand for Windows-based CAD systems representing more than 67 percent of unit sales compared to 30 percent Unix-based systems. We estimate unit growth will closely approximate Worldwide Client Operating Environments for Windows 32-bit operating systems of 87.7 percent over the next five years.

          - Introduction of PowerCAD CE by December 31, 2001, for integrated desktop and handheld CAD applications, driving additional demand for Windows-based and Internet-based CAD delivery systems that complement desktop systems.

     (ii) Handheld/Wireless CAD

     The market for computer aided design systems able to run on personal digital assistants (PDA) continues to grow and evolve. In addition, the industry is still not operating on a single platform or operating system. However, over the past year, Microsoft has renewed its commitment to the PDA business with the launch of its Pocket PC and updated version of Windows CE. While Microsoft currently only commands 10% of the market (rival Palm holds 70 percent market share), industry observers believe this will increase over time as computer users look for increased functionality and PC-like applications for their PDAs.

     According to research from International Data Corp. (IDC), the market for devices, including set-top boxes, handheld computers and gaming consoles, is expected to grow from 11 million units shipped in 1999 to 89 million units in 2004. The market is anticipated to grow from revenues of $2.4 billion in 1999 to $17.8 billion in 2004.

     The Internet delivery industries are converging as a result of the many portable cellular devices currently in the market. A study by Boston-based IGI consulting indicates that "Smart" phones will lead the way by providing basic Internet access and email services. The report estimates growth of 88 percent from year 2002-2003 with 330 million units in the market. The same report estimates PDA sales to reach 16 million units in 2002 and 35 million units by 2003. IGI has also forecasted significant growth in broadband wireless services resulting from widespread adoption of portable Internet services.

     At one level, the cellular industry has advanced beyond the emerging PDA market by establishing universal standards organizations such as WAP (wireless application protocol) for the development of a common Internet interface. However, this same technology provides corporations with access to the Internet and, more importantly, their Intranet portals for real-time communications and interaction to field operations.
     Commercial adoption of PDAs at this level requires content and applications specific to the needs of business consumers.

     Based on current competitive analysis, we estimate we will be an early entrant to full-function CAD processing for PDA's and portable/wireless computing devices utilizing the Windows CE operating system from Microsoft Corporation.

     (iii)  Power Projects Center

     Our third market focus area is the growing area of technologies that enable web-based design and project collaboration. Focused on the Engineering, Construction and Operations markets, these technologies provide real-time project collaboration tools across multiple participants, companies and industries. Combined Engineering, Construction and Operations represent a $4 trillion market. In a recent study, Daratech, Inc. estimated that project collaboration represents a savings to the industry of from 5-10% overall. This is an industry savings of up to $400 billion annually. Power Projects Center is currently not available for customers.

     In 1999, Daratech reported that early vendors of this technology service topped $500 million in revenue and is expected to surpass $1 billion by 2004. Our Power Projects Center, still under development and not anticipated for 12-18 months, is being designed to compete in the web-based design and project management market.

(f) Target Market (Macro View).

We plan to focus on key segments of the technology product and services market, providing single source supply of affordable software and subscription services to businesses in the design and build industries. Currently, significant competitors with industry compliant software applications are focused on providing a medium to high end computer aided design solution to the market. Market leader Autodesk, for example, specifically states in their Y2000 Annual Report that they continue to focus on Fortune 500 and Fortune 100 companies. In addition, large companies already have significant investments in competitor's applications and may erect barriers to entry for PowerCAD solutions.

In order to rapidly gain industry-wide recognition and adoption, we plan to focus on small to medium sized enterprises within four key markets/segments of the overall design and build industries:

(g) Market Segmentation

     (i)  Primary Market - Computer Aided Design Professionals

     CAD (computer aided design) is software developed to aid design, development, and manufacturing of any product or component and is extremely widespread in its applications. CAD is used to automate the design and drawing process for technical professionals. CAD users include anyone who designs, approves, and builds most of the things we see and use daily. From buildings and automobiles, to a kitchen knife or a golf putter, CAD is used to design, draft, and computerize the development of such products.

     The CAD market is a highly fragmented and mature industry. The size of the market and continuous growth make this market extremely attractive to companies focused on developing proprietary CAD systems or for those customizing existing systems for highly segmented vertical market applications.

     We believe our products and services are suitable for all CAD
     applications   either as stand-alone applications or as part of an
     overall business solution. We plan to directly market our PowerCAD product line to end-users while pursuing PowerENGINE sales to the CAD developer community. In this fashion, we plan to enter both the general CAD market and the proprietary and targeted CAD solutions market simultaneously.

     We consider our primary competitor to be Autodesk whose key product, AutoCAD, sells for $3,295 whereas we will offer our comparable product, PowerCAD Pro, for a price of $395. PowerCAD Pro has been designed to offer as much as 90% of AutoCAD's functionality in 90% of use cases, with unrivaled AutoCAD compatibility to allow fo a shared PowerCAD/AutoCAD workplace. We intend to offer our software at a significantly lower price point than Autodesk because we are a new entrant whereas Autodesk has established itself as the worldwide standard for PC-based CAD software; our target market is small to medium sized companies which are considered to have lesser financial resources than the large sized companies that Autodesk generally targets; and we will largely implement a direct sales approach to distribute our products whereas Autodesk has established a dealer distribution network. Please refer to page 30 for our complete pricing structure.

     We believe our highly functional PowerENGINE development system, combined with our attractive price point, creates opportunities for vertical solution development currently untapped by competitors. For example, out of the 16 developers currently signed to-date, four have expressly stated they would be unable to pursue their development projects using Autodesk's $3,295 solution.

     Autodesk indicates that as of July 31, 2001 they had an installed base of 2,919,000 users worldwide. We estimate the number of North American users to be approximately 41% of Autodesk's worldwide install base or 1,196,790 users.

     (ii)  Secondary Market - AEC (Architecture, Engineering, and
     Construction)

     Engineering Automation News estimates the AEC, or Architecture, Engineering, and Construction market at $672 billion in the United States ($3.2 trillion worldwide), consisting of over one million professionals who plan, design, construct and operate capital facilities such as buildings, roads and process plants. CAD consumption by this group is $1.8 billion worldwide representing 27 percent of the total available market.

     The AEC market is heavily dependant on computer software technologies to facilitate design and maintenance of building sites (residential and commercial) and infrastructure components (roads, sewers, utilities, etc.). At the same time, this has been the first market to begin migrating to Web-based project collaboration and supporting network infrastructures, and is projected to be an early adopter of handheld/wireless devices for field activity.

     We plan to target the AEC market with our complete line of software and services.

     (iii)  Tertiary Market - GIS (Geographic Information Systems)

     GIS, or Geographic Information Systems, is the computer technology for managing, manipulating and analyzing geographic spatial data. Practical use of GIS has been made possible in the 1990's by tremendous advances in computer technologies. A rapidly growing market, GIS applications appear wherever geographically distributed information is used (almost everywhere in business and government today). Daratech, Inc. estimates the GIS software market was $845 million in 1999 growing at 12.8 percent annually. The market is currently dominated by Environmental Systems Research Institute Inc. (ESRI) and Intergraph Corporation holding market shares of 35 percent and 28 percent respectively.

     Currently, GIS is being implemented in such diverse markets as mapping software; mapping technology; agriculture; banking and finance; electricity and gas; environmental management; federal, state and local government; forestry; health; education, schools and libraries; mining; petroleum products; pipeline companies; public safety;
     telecommunications; transportation; water; and wastewater.

     GIS is a prime target market for our complete PowerCAD desktop product line, our PowerENGINE development system, and particularly PowerCAD CE which allows remote field based CAD processing on portable/wireless Windows CE based computing devices.

     (iv)  Tertiary Market - Manufacturing

     From tool and die companies, to modular component and automotive manufacturers, manufacturing represents one of the largest potential markets for our products and services. As with all the major target groups listed here, manufacturing is heavily dependent on advanced software solutions to handle "concept to completion" manufacturing. According to the U.S. Census Bureau, nearly 365,000 manufacturing companies employing nearly 17 million people are based in the United States (1997 figures). Handheld/wireless devices allow shop floor management of designs and processes.

     Our PowerCAD desktop line serves as a low-cost AutoCAD compatible solution for small to mid-sized manufacturers who do not require advanced solids modeling processing. Unless and until Felix and/or we are able to add solids modeling capabilities to PowerCAD, we plan to focus our sales and marketing efforts in manufacturing markets towards PowerENGINE custom solution building, and PowerCAD CE for viewing and editing of existing CAD designs on the shop floor.

(h)  Prospect Objectives.

In order to compete, we plan to fulfill the following prospect objectives:

     (i)  Customer Objectives

          - Highly AutoCAD compatible product offering for applications in a mixed PowerCAD /AutoCAD operating environment.

          - Continued product development and improvements.

          - Significantly attractive pricing structure.

          - No shift in design paradigms.

     (ii)  Developer Objectives

          - Highly AutoCAD compatible product offering for easy migration for applications currently developed in an AutoCAD environment.

          - Continued product development and improvements.

          - Flexible pricing structure linked to volume purchasing significant discounts to retail pricing.

          - Exceptional online and personal technical support with access to our technical staff.

(i)  Prospect Alternatives.

The following items are the most common alternatives to purchasing our products and services:

          - Competitors' products.

          - Manual drafting and design.

          - In-house and customized CAD computer applications.

          - Outsourcing overall design and project management operations to a third party that would utilize either of the three previous alternatives or PowerCAD .

(j)  Target Market (Micro View).

We plan to focus our efforts on two specific target markets within North
America:

     (i) CAD Designers in Architecture, Engineering & Construction Small to Medium Sized Enterprises. This target market is currently the primary consumer group of "out of the box" computer aided design software applications. Many of our targeted customers are owner operators. We plan to focus our inside sales effort on this core market.

     (ii)  CAD Developers.

     As a group, the existing CAD developer community represents an estimated 4,000+ companies that build proprietary software and "add-ons" to competitor's CAD software products. We plan to focus on this group with our strategic sales team in order to drive unit volume and the development of highly specialized vertical market solutions, and to extend PowerENGINE use to a new breed of business engineering applications such as automated sales and financial analysis systems.
     CAD Developers require the greatest level of technical viability, initial support and supporting systems of any key market. However, it is our belief that PowerENGINE technology provides this group of "partners" an opportunity to reduce their cost structures and generate additional margins due to the high level of industry compliance in PowerENGINE's open architecture and low unit costs.

(k)  Enterprise Image.

Our current market image is largely undifferentiated at this point in time.
We will undertake an aggressive product- branding program for our PowerCAD software and aggressively position GMP as an industry ally rather than take an attacking posture to established competitors and industry practices.

We intend to work on several large strategic partnerships and alliances that present a significant opportunity to launch GMP globally. In addition, we anticipate a significant and aggressive co-branding program with all our partners selecting "best-of-breed" third party applications to white label as PowerSOLUTIONS.

We intend to be renowned for our "Customer Contact Zone", high standard of partner relationships and as a design and build enabler. This image is anticipated to include the development of partnerships for state-of-the-art network facilities, high-tech offices and a culture that is customer centric.

(l)  Price Point.

At $395, PowerCAD Pro is positioned at delivering approximately 90 percent of the features of AutoCAD , giving small to medium sized enterprises the edge they need to compete in a global economy. We believe our lower price point is required to gain the attention of our target markets. In addition, we plan to distribute one million licenses of PowerCAD LT+ as a FREE download on the Internet. As a loss leader, PowerCAD LT+ distribution is intended to indirectly generate revenues by the resulting leads to our inside sales team, upgrade sales and as an added attraction for developers.

The price leadership strategy is also intended to attract the attention of developers. Management believes that developers, in and outside of the current CAD developer community, are looking for a competitive edge and may choose to leverage our price advantage. By comparison, Autodesk's AutoCAD product currently sells for $3,295, and an upgrade for $695. AutoCAD LT sells for $659. Please see "Competition" on page 33 for comparable pricing from our other competitors.

The price point of PowerCAD is expected to also allow entry into the education and government markets. Large organizations can purchase PowerCAD Pro or PowerSOLUTIONS for resident use, while students and employees receive PowerCAD LT+ at no cost during the promotional period. After two years, and with a new major release, students and government employees will pay a nominal fee of $29.95 to $49.95 for PowerCAD LT+.

In summary, our existing and planned product pricing schedule is as follows:

 =========================================================================================================
        Product                   Initial Licensing          Additional              Annual Support
                                  Fee $US                    Licensing Fee           Contracts $US
                                                             $US*
  --------------------------------------------------------------------------------------------------------
        PowerCAD LT+              Free                       Free                    Fee for service
  --------------------------------------------------------------------------------------------------------
        PowerCAD Pro              $395                       $395                    Fee for service
                                                                                     after 90 days
  --------------------------------------------------------------------------------------------------------
        Power ENGINE
        Developer Level 1         $1,000                     $250                    $500
  --------------------------------------------------------------------------------------------------------
        PowerENGINE
        Developer Level 2         $5,000                     $125                    $1,500
  --------------------------------------------------------------------------------------------------------
        PowerENGINE
        Developer Level 3         $10,000                    $75                     $2,000
  --------------------------------------------------------------------------------------------------------
        PowerENGINE
        Developer Level 4         $25,000                    $37.50                  $2,500
  --------------------------------------------------------------------------------------------------------
        PowerENGINE
        Developer Level 5         $50,000                    N/A                     $2,500
  --------------------------------------------------------------------------------------------------------
        PowerSOLUTIONS**          $195                       $195                    Fee for Service
                                                                                     after 90 Days
  --------------------------------------------------------------------------------------------------------
        PowerCAD CE***            $249                       $249                    Fee for Service
                                                                                     after 90 Days
  --------------------------------------------------------------------------------------------------------
        PowerCAD Upgrades         50% of                     50% of                  Fee for Service
                                  Original                   Original                after 90 Days
                                  License                    License
  --------------------------------------------------------------------------------------------------------
        Power Project Center      $200                       $200 per seat           No charge
  ========================================================================================================

     * Mean average pricing for PowerENGINE developers (with the exception of Power Project Center which is mean average pricing per seat)

     ** PowerSOLUTIONS pricing will be variable based on the individual solution identified and its current market pricing. We anticipate a rate of no less than US$195 per unit.

     *** Market variables have yet to be determined for the emerging field of Windows CE compliant industrial software. While we plan to be an early entrant in this field, the company believes the application can command comparable prices to our core PowerCAD Pro product offering.

(m)  Sales Strategy.

We intend to deploy a direct sales strategy focused on the two primary target markets: CAD Designers and Business Engineering Solutions Developers. Organizationally, we are planning to divide the sales team into two core groups: inside sales and strategic sales. Our inside sales team will focus their efforts on outbound calling to qualified customers that have downloaded PowerCAD LT+ off of the Internet. Based on sales productivity analysis and a calling volume of from 25 to 50 calls per day, we estimate that on average, each sales representative will generate a minimum of one unit sale per day or 20 per month.

We plan to invest in the development and nurturing of large industry wins and developer relationships. Our professional strategic sales team will be focused on generating one new developer relationship per week once we ramp up, and for the development of large enterprise solution sales that will include PowerCAD CE and Power Projects Center business solutions. This effort will also feed the Marketing/Product Development Team in their efforts to select "best-of-breed" developer software for re-branding as PowerSOLUTIONS.

Longer term, we plan to deploy regional sales teams across North America for local area focus and accelerated customer/developer growth. This effort can only be justified once we have developed our full suite of products and services and we increasingly move to a business solution orientation.

In addition, we plan to undertake the following sales support initiatives:

          - Centralized sales productivity and support including sales planning functions, sales education and training, sales information and support tools, and sales compensation and contracts management.

          - Full sales training and support functions for all channel and developer partners provided through sales.

          - Team and individual compensation systems.

          - Develop teams of highly motivated, highly connected, regional specialists working with two national sales managers for Canada and the USA.

          - Single Global Sales team working the world as their region and supporting regional teams for larger and more detailed business solutions.

(n)  Channels Strategy.

We plan to pursue channel partners for distribution of our applications and services as we begin to gain significant market acceptance and product adoption. To date we have not signed any agreements with any channel partners. This approach to market provides us with the following advantages:

          - Cost-effective market penetration into regional business markets.

          - Rapid sales and distribution.

          - Lower cost of sales.

          - Rapid market expansion into specialized vertical markets and geographic markets.

          - Decreased take-to-market time requirements.

          - Allows direct sales to focus on high priority accounts and developers.

          - Stimulates value-added service selling (up-selling) and cross-selling between complementary products and services.

          - Creates and reinforces GMP's brand awareness by increasing overall call coverage and "PowerCAD" page views.

We intend to develop partners as follows:

     (i)  Tier 1 Agents.

     Partners that are an extension of our Direct Sales team and sell our products/services at recommended retail rates, we will provide first level service and will "own" the customer through a direct channel. Project managers, business consultants and IT consultants would all be potential Tier 1 Agents.

     (ii)  Tier 2 Agents

     Tier 2 Agents are value-added resellers that re-bill GMP products to their customers and include GMP products as one component of their overall value proposition. This group may include developers, however we consider developers true business partners rather than agents. These partners buy GMP products/services at wholesale, bundle or add additional product/service functionality and sell directly to customers. All Tier 2 Agents will agree to use the "PowerENGINE" or "PowerCAD" logo on website interfaces. Hardware manufacturers, architectural supply companies, and other software companies would all be potential Tier 2 Agents.

     (iii)  Alliances

     Alliances are formal relationships with any company where both parties can use or sell each other's services for mutual benefit. Alliances could include other FelixCAD and GDE distributors worldwide, information and applications services or handheld/wireless device manufacturers.

     (iv)  Partners

     Partners are formal relationships with key suppliers. Partners could include hardware vendors for example.

Our channel-partner program is expected to include fully-integrated sales, marketing and customer service support systems and will provide channels with full access to our sales processes and systems, PowerCAD resources, sales and developer training, technical sales support, collaterals, cooperative marketing programs and e-Care.

While the majority of competitors use channels as their primary means of distribution, we intend to openly compete with our channel partners and adopt the value-added products and services into our own core service set over time. While potential channel conflict may occur, we maintain that it cannot develop the market reach with the limited resources identified in this plan without the eventual addition of a significant channels strategy. All channel partners will undergo a rigorous due diligence process prior to signing any agreements.

(o)  Distribution Logistics.

We intend to provide computer aided design applications and services to customers throughout North America and uses the Internet as our primary distribution method where possible. In all cases, developers, channel partners and end-user customers are billed for shipping and handling including any additional fees to cover the costs of packaging and distribution management. As a cost management measure, we will provide three alternative methods of delivery:

          - Internet download - estimated cost of $0.22 per unit.

          - CD with digital help files & documents - estimated cost of $3.69 or less.

          - Full packaged product with printed documentation and CD - estimated cost of $15.42 (outsourced).

(p)  Competition.

The computer aided design (CAD) software and project management industries are highly competitive and are expected to become increasingly competitive in the future. Increased competition could result in the possible decrease of revenues and profit margins, inability to expand, and potential loss of market share, any of which could have a material adverse effect on GMP. Our principal competition will come from Autodesk Inc. (NASDAQ:ADSK), Bentley Systems Incorporated, IntelliCAD Technology Consortium, IMSI, Buzzsaw.com, Bricsnet (EASDAQ: BSNT), Citadon, Arc Second, In-House systems, as well as numerous other companies. Each of these companies have or possibly have greater financial, technical, marketing, sales and customer support resources and greater name recognition than we do.

     (i) Desktop CAD Competitors

     Autodesk Inc.
     -------------

     The biggest corporate competitor to our software offering is expected to be Autodesk Inc. - currently the undisputed market leader in professional CAD for a Window's environment. Autodesk's proprietary
     AutoCAD   suite of software products represents about 37 percent of
     their revenues to an estimated install base of 2.9 million AutoCAD users worldwide. Autodesk's dominance in the CAD marketplace continues to be a target for competitors and competitive entrants due to its largeinstall base, acceptance as the world-wide file format standard (Autodesk has customers in more than 150 countries) and significant revenues of $820 million in its 2000 fiscal year.

     While Autodesk demonstrates clear leadership in the desktop CAD market, they have kept prices relatively high due to their establishment of technology dependence among users and the inability of competitors to enter this market segment effectively. A typical AutoCAD -based software solution sells for $5-$7,000, with AutoCAD alone costing $3,295 if purchased directly from Autodesk's website. At the same time, Autodesk is trying to re-define its business and expand its offering into other components of the design/build value chain.

     Over the past two years, Autodesk has embarked on an aggressive technology acquisition and development strategy to provide applications to specific vertical markets such as AEC with its Architectural Desktop (surpassed 100,000 installed units last year). This strategy has pitted Autodesk in a competitive race with its largest distributors of AutoCAD that have developed applications for these same markets. Autodesk has also embarked on a direct sales strategy through its website that sells AutoCAD for approximately $500 less than the recommended retail price of its software distributors. Lastly, Autodesk has announced its intention to develop CAD applications for personal digital assistants
     (PDAs) running on Windows CE.

     Bentley Systems, Incorporated
     -----------------------------

     Founded in 1984, Bentley Systems claims to be the world's second largest privately held software company. Bentley's premier product, MicroStation, focuses on the engineering, construction and operations market with its unique collaborative CAD design capabilities and planning features. As a private company, Bentley is reasonably secretive about its financial performance, market information and future plans. However, according to Daratech, Bentley reached nearly $190 million in revenues during 1999 with an install base of more than 300,000 users and 950 employees.

     Focused on a range of industries, including transportation; geographic and utilities; plan and process; building and construction; government; manufacturing; automotive and aerospace, Bentley prices a base MicroStation or TriForma application at $4,795 with a fully functional engineering workstation, including add-ons, running up to $12,000 per desk top.

     Bentley represents a formidable competitor in the North American CAD industry. As with our approach to Autodesk, we do not plan to compete head-to-head with Bentley. We have planned a fully MicroStation compliant version of PowerCAD as part of a major upgrade in 2002. As with AutoCAD , this option will provide MicroStation users a lower cost alternative to support a mixed MicroStation-PowerCAD environment.

     IntelliCAD Technology Consortium
     --------------------------------

     Developed through the IntelliCAD Technology Consortium ("ITC"), a non-profit corporation formed to license and coordinate future development of the IntelliCAD platform among paying members, IntelliCAD provides its member organizations with open source code for the development of commercial CAD products. Notably, Bricsnet and other companies participating in the ITC program have taken the base product and added increased features and functionality in order to attempt the development of a low cost CAD alternative ($149).

     Previously part of the Visio suite of products (now acquired by Microsoft), IntelliCAD's support infrastructure and the quality of the final commercial product is fully controlled by ITC consortium members.

     The results vary widely. We estimate that IntelliCAD could potentially achieve commercial grade status, however management believes that this effort would require a major overhaul of the base source code at a cost of $5-$10 million. While this is possible, particularly given the February 2000 announcement by Bricsnet of EU$21.6 million financing, the overall structure of the ITC (with its open sharing of information) creates a barrier for this level of effort and expense. Under the current structure, if a company such as Bricsnet undertook this effort, they would be required to share the updated source code with other
     members of the ITC   making it available to competitors.

     IMSI
     ----

     Creators of TurboCAD, IMSI has struggled over the past few years.
     IMSI's fortunes peaked in 1997 with $41 million in revenue and net income per share (diluted) of $0.46. Revenues were $62 million in 1998 and $38 million in 1999 with net loss per share of ($0.07) and ($4.30) respectively. It is management's belief that IMSI's losses were largely due to its failed transition from a free distribution model, which directly attacked Autodesk and others in a market share grab, to a user-pay model.

     IMSI attempted to create a new industry paradigm with TurboCAD by introducing a low cost commercial CAD application. While IMSI was singing praises about the estimated one million downloads of free software, they failed to recognize the difficult transition for users who had months of training and huge capital investments in AutoCAD and similar systems. The product's user interface and available features were so widely divergent from "industry standard", IMSI never realized its use potential despite widespread industry interest.

     IMSI has also had several failed attempts to introduce new product versions in order to generate revenues. To the credit of IMSI, their recent release of TurboCAD V7 may be enough to turn the company around and stabilize its current user base.

     (ii) Power Projects Center Competitors

     Buzzsaw.com
     -----------

     In November 1999, Buzzsaw.com was launched as an Autodesk and Crosspoint Ventures backed web-based collaboration project management and information resource for the global construction industry. Most recently, Buzzsaw has expanded its services to include online bidding, planning and design (under construction), and asset management. Overtly backed by Autodesk, Buzzsaw uses the most widely accepted commercial construction CAD applications as the core to its planning, design and management functions. Although BUzzsaw is still privately held, it has raised more than $90 million in two rounds of venture capital financing and will likely pursue a public offering once the markets stabilize. Buzzsaw employs more than 275 people.

     The rapid adoption of Buzzsaw in the construction industry took the company and observers by surprise. After three months, Buzzsaw was hosting 2,000 active projects growing to more than 20,000 in less than one year from launch. Revenues are based on a per seat basis and range from $200 to $2,000 depending on project size and scope.

     In a recent interview with company CEO Carl Bass, he said the average project size is from $10-$40 million and the largest collaborative project to date topped $8 billion. Bass also said Buzzsaw's revenues approached $7 million in year one with a target of $30 million in revenues during 2001.

     Bricsnet
     --------

     Belgium-based Bricsnet (EASDAQ: BSNT) is a worldwide provider of software, information and collaboration services to the building (construction) industry. In 1999, Bricsnet reported revenues of EU$4.96 million and pro-forma earnings into 2000 of EU$9.2 million. By Q3, 2000, Bricsnet had reached revenues of EU$9.8 million with a net loss of EU$12.8 million. During the nine-month period, Bricsnet successfully raised an additional EU$34 million in equity financing giving it a cash balance of $13.7 million as at September 30, 2000.

     According to the company's CFO, Michel Vander Eecken, the pending challenges of Bricsnet stem from the slow integration of acquired companies over the past 18 months combined with extraordinary costs associated with continued product research and development.

     We believe that initial product offerings from Bricsnet employ a complex and inconsistent user interface that is less likely to be well received in the North American marketplace. Until these serious technical problems have been addressed, Bricsnet is not anticipated to offer significant competition to us.

     Citadon
     -------

     The recent merger between Bidcom and Cephren has resulted in the formation of San Francisco-based Citadon. Citadon currently boasts more than 30,000 active subscribers on 1,200 projects in 30 countries. The project portfolio is estimated at more than $110 billion. Citadon is privately held with a very solid group of funders including: GE Corporation, Goldman Sachs and Oracle Venture Fund. Together, Bidcom and Cephren have raised $100 million. Based on a press release on the Bidcom-Cephren merger in October 2000, the companies claim the combined entity will have $10 million in pro-forma revenue and about 220 employees.

     Citadon is focused on the web-only delivery of project management and collaboration solutions and is presently not delivering desktop CAD and vertical market solutions beyond simple viewing capabilities. Citadon's suite of online services includes: business process, document and collaboration management; collaborative bidding; print services; and financial services.

     (iii) Portable/Handheld CAD Competitors

     Arc Second
     ----------

     The first and only current competitor to PowerCAD CE is Arc Second's PocketCAD. PocketCAD provides users with the ability to create, edit and view documents on personal digital assistants (PDAs) using Windows CE 2.11 or newer. Arc Second is a private company with no available published unit sales figures or financials.

     With its simple to use interface, PocketCAD acts as a standalone product that the company claims can read AutoCAD .dwg and .dxf files. With limited editing and design capabilities, users require a desktop system such as AutoCAD or PowerCAD that can read .dxf files.

     Like other software products attempting to emulate AutoCAD , management believes that PocketCAD has significant design and viewing limitations, although it provides a needed tool for site work with CAD drawings. Its strength lies in its ability to markup, redline and confirm measurements within existing drawings. PocketCAD is priced at $199 for PocketCAD Pro and $139 for PocketCAD Viewer.

     (iv)  Other Competitors

     It is expected that other competition will come from companies offering various components of the products and services offered by GMP, In-house systems or from non-industry compatible technologies.

Management believes its ability to compete successfully in the future will depend upon its ability to develop and market software and services that address the rapidly changing needs of the North American market. There is no assurance that we will be able to enhance our existing products and services, nor develop and market new products and services to compete successfully. There is also no assurance that we will have the resources required to compete successfully with current or future competitors.

(q)  Trademarks.

We have filed trademark registrations for three of our brand names:
GiveMePower , PowerCAD , and PowerENGINE . In addition, we have secured the following Internet names: givemepower.com and powercad.com. We have also identified additional trademarks and URLs we plan to register in the immediate future.

(r)  Product Development and Technical Support.

We have committed to paying a maximum of 10% of our sales of PowerCAD   and
PowerEngine to Felix Computer Aided Technologies GmbH (Felix) for ongoing product development and technical support of FelixCAD and the Graphic Developer's Engine , the underlying software for PowerCAD and PowerENGINE respectively. In addition, We are obligated to make minimum quarterly payments totaling $125,000 during calendar 2001 of which $50,000 was paid as of June 30, 2001. Quarterly minimum payments of $50,000 each are due from January 2002 through December 2005. Felix has the right to increase these minimum quarterly payments by up to 20% per year beginning January 2004, for each successive five year term. These minimum quarterly payments are offset against any amounts owing under the percentage of sales calculation.

We have also committed to paying between 25 and 50% (volume dependent) of cumulative PowerCAD CE sales to Autopack GmbH (Autopack) for ongoing product development and technical support of CE CAD. Autopack has agreed to supply us with ongoing upgrades, updates and technical support in exchange in return for payment of these percentages.

(s)  Employees.

We presently have four full-time employees and no part-time employees. We have entered into consulting agreements with five other parties to perform such duties as technical support, marketing, promotion, fund raising, administration and sales. We are projecting to have approximately forty full-time equivalent (FTE) employees within 12 to 18 months of the filing date.

(t)  Reports to Security Holders.

We have filed with the Securities and Exchange Commission, a Registration Statement on Form SB-2, SEC File No. 333-46114 , under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits and other schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit.

In the event we become a fully reporting company under the requirements of the Exchange Act, we will file quarterly, annual and other reports with the Securities and Exchange Commission. At such time our annual report will contain the required audited financial statements. Although we are not required to deliver our annual or quarterly reports to security holders, we would be pleased to forward this information to security holders upon receiving a written request to receive such information. The reports and other information filed by us will be available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N. W., Washington, D.C. 20549.

Copies of such material may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the Commission maintains a World Wide Website on the Internet at: http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

(u) External Funding Requirements

The full execution of our business plan requires initial funding of $3.5 million and calls for additional funding of $11 million to $15 million for the launch of the Power Projects Center and the co-development and launch of PowerCAD CE.

Of the $3.5 million required for our Stage One funding needs, $2.5 million will be allocated for the launch of PowerCAD, PowerENGINE and PowerSOLUTIONS, $0.5 million will be allocated for completion of the Power Projects Center, and $0.5 million will be used for development of PowerCAD CE. In Stage Two, we will require $3 million to $5 million to secure the exclusive North American rights and ownership in CE CAD (to be re- branded as PowerCAD CE) as well as funding the co-development of CE CAD. In Stage Three, we will require $8 million to $10 million to accelerate the launch of Power Projects Center and PowerCAD CE for North America.

We have issued 200,000 warrants to Shaker Hammadieh at $0.50 per warrant (See "Certain Relationships and Related Transactions" on page 40) and have issued 20,000 warrants to R. Michael Steele at $1.00 per warrant (See "Certain Relationships and Related Transactions" on page 40). We have completed an agreement with Columbia Financial Group (See "Certain Relationships and Related Transactions" on page 40) whereby GMP has issued one million warrants at $1.00 per warrant and another one million warrants at $1.50 per warrant. Columbia Financial Group will not be able to exercise its warrants until GMP becomes a fully reporting OTC Bulletin Board trading entity, if ever. In addition to the potential total proceeds of $2,620,000 from the warrants noted above, we will be seeking additional financing through private placements and/or public offerings. To date, we have received $51,334 from the exercise of 102,668 warrants by Shaker Hammadieh.

We are targeting December 31, 2001 as our time frame to have raised the Stage One and Stage Two financing mentioned above, with Stage Three funding targeted for completion by March 30, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Comparison of results for the years ended June 30, 2001 and June 30, 2000.

It should be noted that the financial statements of GiveMePower Corporation for the above reporting periods include GiveMePower Inc.'s results of operations from the date of inception, April 18, 2000, and the results of operations of Sundance Marketing International Inc. (Sundance).

For the year ended June 30, 2001 (Fiscal 2001), GMP incurred a net loss of $1,153,977 as compared to a net loss of $36,711 in Fiscal 2000. Fiscal 2001's net loss was greater by $1,117,266 or 3,042% compared to Fiscal 2000's net loss largely because GMP's operating expenses increased by $1,108,262 or 3,161% during Fiscal 2001 over Fiscal 2000. The increase in operating expenses in Fiscal 2001 was due largely to a full year of activity versus a shorter period of activity during Fiscal 2000, higher cost of sales due to GMP's obligation to make minimum maintenance fee payments to Felix Computer Aided Technologies GmbH (Felix) in return for ongoing product development which commenced in February 2001, higher selling expenses resulting from the development of marketing and sales initiatives, and higher general and administrative expenses resulting from increased activity by GMP in its preparation to formally launch its business. The largest component of general and administrative expenses consisted of the issuance of common shares for consulting services which amounted to $679,162 in Fiscal 2001. Other significant general and administrative expenses included website development and consulting fees which were nominal in Fiscal 2000.

GMP's larger net loss in Fiscal 2001 was also attributed to decreased revenues of $15,604 or 30% during Fiscal 2001 over Fiscal 2000. Fiscal 2001 revenues were lower than the comparable period in Fiscal 2000 largely because of fewer end-users and developers purchasing our products. Developer revenues from the sale of PowerENGINE/Graphic Developers Engine for Fiscal 2001 were lower by $4,399 or 17% as compared to Fiscal 2000 while end-user revenues from the sale of PowerCAD Pro/FelixCAD for Fiscal 2001 were lower by $11,205 or 44% as compared to Fiscal 2000. The total number of licenses sold through developers was slightly lower in Fiscal 2001 than Fiscal 2000 while the number of end-user licenses was considerably lower for Fiscal 2001. This was a reflection of minimizing our marketing initiatives to focus on product development, product re-branding, website development and the development of marketing and sales initiatives, and also because existing customers were largely waiting for the release of Version 5.0 of PowerCAD Pro and PowerENGINE which were not released until June 2001.

Of the total $36,331 in revenues during Fiscal 2001, $13,614 or 37% was attributed to Sundance's results while of the $51,935 in revenues in Fiscal 2000, $51,935 or 100% was attributed to Sundance's results. Of the total $1,179,657 in operating expenses for Fiscal 2001, $35,331 or 3% was attributed to Sundance's results while of the $86,999 in operating expenses in Fiscal 2000, $69,244 or 80% was attributed to Sundance's results. The key operational difference between Sundance, after acquiring the exclusive rights to distribute Felix Computer Aided Technologies GmbH software, and GMP is that Sundance was operating as a one to two person company, whereas GMP will be operated on a much larger scale with a more diversified business plan and more employees.

Additional reasons for the higher net loss in Fiscal 2001 include the addition of interest expense and depreciation expense during Fiscal 2001. Interest expense was prevalent in Fiscal 2001 due to the sale of unsecured notes to lenders that accrued interest at 5% semi-annually.

In Fiscal 2001, foreign currency transactions resulted in a gain of $130 while they contributed to a loss of $571 during Fiscal 2000. During Fiscal 2001, foreign currency translation adjustments resulted in a gain of $70 whereas it contributed to a loss of $17 in Fiscal 2000. GMP is subject to foreign currency exposure related to the Canadian$/US$ exchange rate. During Fiscal 2001 the exchange rate ranged from C$1.4641 per US$ to C$1.5789 per US$ while in Fiscal 2000, the exchange rate ranged from C$1.4341 per US$ to C$1.5132 per US$.

Liquidity and Capital Resources.

GMP has minimal working capital and limited sources of liquidity at this time. To date GMP has largely relied on external funds raised from the sale of notes that bear interest at 5.0% semi-annually. As of June 30, 2001, GMP has raised a total of $592,157 through the sale of such notes. As a result, GMP had positive working capital of $61,664 as at June 30, 2001. During Fiscal 2001 GMP received approval from its lenders to convert the entire balance of principal and interest from these outstanding notes into 1,562,125 common shares. GMP will require substantial capital to pursue its operating strategy and will need to continue to rely on external sources of capital to finance the execution of its business plan. GMP does not have any firm commitments to raise additional capital, however, GMP has issued a total of 2,220,000 warrants to date with 200,000 warrants issued at an exercise price of $0.50, 1,020,000 warrants issued at an exercise price of $1.00 and 1,000,000 warrants issued at an exercise price of $1.50 (See Shaker Hammadieh, R. Michael Steele, and Columbia Financial Group in "Certain Relationships and Related Transactions" on page 40 for additional terms regarding these warrants).

Cash Flow from Operations

For the year ended June 30, 2001, GMP's net cash used in operating activities was $407,598 as compared to net cash used in operations of $13,449 during the comparable period in the previous year. The reason that GMP used more cash in its operations than in the previous period is largely because GMP began issuing shares for services and focused its resources towards the development, re-branding, and re-packaging of Felix's Version 5.0 CAD software, executing its business model, and developing its website, all in preparation to formally launch GMP's business.

Capital Expenditures.

For Fiscal 2001, GMP had net capital expenditures of $27,333 versus $0 in Fiscal 2000. GMP expects to incur future capital expenditures for office furniture and computer equipment if and when it hires new employees.

Contractual Liabilities.

On February 16, 2001, GMP entered into a provisional exclusive North American license, co-develop, re-brand, and distribute Felix software. As part of this Agreement, GMP had committed to paying Felix $25,000 upon execution of the Agreement; $25,000 on March 31, 2001; and $25,000 on June 30, 2001. These
payments are compensation for the future development of Felix software including updates, upgrades, documentation and technical support. Since these payments have been charged to cost of sales, their impact has resulted in a greater net loss for Fiscal 2001. All payments owing to Felix Computer Aided Technologies GmbH and Autopack GmbH in return for upgrades, updates and support will be charged to cost of sales as incurred. (See Note 3 in Financial Statements).

Future Results

The impact on our operations of our "Free PowerCAD LT+" promotion, whereby one million licenses will be given away, will not have a material impact on our operations. In order to receive a free PowerCAD LT+ license, the software must be downloaded from our website. Any cost to distribute this software from our website and the cost of the software itself has been largely expensed during Fiscal 2001 and we anticipate nominal future costs associated with this promotion for Fiscal 2002.

The results of operations for Fiscal 2001 and Fiscal 2000 presented above are not necessarily indicative of the results to be expected for upcoming fiscal years and will depend on a number of factors including, but not limited to, the following: timing of launch, access to capital, competition, market penetration, market acceptance, and marketing initiatives.

Description of Property.

We have entered into an agreement to lease office premises from Airstate Ltd. for a two-year term commencing September 1, 2000. We have committed to leasing approximately 3,600 rentable square feet and are obligated to pay basic rent of $1,200 per month plus operating costs of $1,240 per month for a total cost of $2,440 per month.

We maintain insurance coverage for commercial general liability including blanket contractual liability, tenant's legal liability, non-owned automobile and cross liability in addition to having insurance coverage for property protection.

Certain Relationships and Related Transactions.

(a)  Felix Computer Aided Technologies GmbH (Felix)

Felix is a German manufacturer of computer aided design (CAD) software that is sold worldwide under the brand names FelixCAD and Graphic Developers Engine (GDE ). The President of Felix, Wilfried Grabert, is one of GMP's Directors. On February 16, 2001 GMP entered into a license agreement with Felix to secure the exclusive North American rights to co-develop, re-brand, and distribute FelixCAD and GDE . GMP has agreed to compensate Mr. Grabert a total of 1,000,000 common shares and provide Mr. Grabert a seat on the board of directors for the long-term, exclusive North American license rights to FelixCAD and GDE . GMP has also agreed to pay a certain percentage of its net sales to Felix in return for ongoing upgrades, updates and technical support. Percentages, and all other material provisions of the Felix license agreement that an investor might require are described on Page 37 of this memorandum, under "(r) Product Development and Technical Support", paragraph one.

(b)  Autopack GmbH (Autopack)

Autopack is a German manufacturer of computer aided design software products for use on handheld computers running on the Windows CE operating system and is sold worldwide under the brand name CE CAD. The President of Autopack, Wilfried Grabert, is one of GMP's Directors. On February 28, 2001 GMP entered into a license agreement with Autopack to secure the non-exclusive North American rights to distribute CE CAD under the brand name PowerCAD CE. GMP has agreed to pay a certain percentage of its net sales to Autopack in return for ongoing upgrades, updates and technical support.

(c)  Columbia Financial Group (Columbia)

Columbia is an investor relations, direct marketing, publishing, public relations and advertising firm. GMP has entered into a consulting agreement with Columbia effective February 28, 2001 for an initial term of fifteen months whereby Columbia will provide assistance with advertising campaigns, marketing campaigns, dealing with institutional investors, preparation of press releases and news announcements and provide assistance to secure "market makers". GMP has agreed to compensate Columbia a total of 825,000 common shares that are to be held in escrow by Thomas F. Pierson Professional Corporation of which 200,000 shares shall be due upon signing of the contract with the balance to be disbursed over four consecutive quarters commencing upon GMP becoming a trading entity on the OTC Bulletin Board, if ever (See
Exhibit I). GMP has also issued to Columbia (a) 1,000,000 warrants with an exercise price of $1.00 per warrant and (b) 1,000,000 warrants with an exercise price of $1.50 per warrant, with such warrants available for exercise within one year and two years respectively from the date GMP becomes a trading entity on the OTC Bulletin Board market, if ever.

(d)  Sundance Marketing International Inc. (Sundance)

Bill Walton, President, CEO and Director of GMP, is also the President and sole shareholder of Sundance. On February 16, 2001 GMP entered into an agreement with Sundance whereby Sundance agreed to assign its existing customer base to GMP and further agreed to terminate its license rights for the North American distribution of FelixCAD and GDE as manufactured by Felix Computer Aided Technologies GmbH (Felix) immediately upon GMP securing its own agreement with Felix. In addition, Sundance agreed to assign to GMP all of its right, title and interest in and to the domain name "givemepower.com".
GMP has agreed to compensate Sundance a total of Canadian $60,000 which is to be paid within one year from the date of the agreement.

(e) David M. Goldenberg Professional Corporation held in escrow for the GiveMePower Group

Effective December 20, 2000, GiveMePower Inc. was acquired by 886510 Alberta Ltd., a Canadian private company. Prior to this transaction, 886510 Alberta Ltd. was acquired by GMP on December 18, 2000. In connection with this reorganization, GiveMePower Inc.'s sole shareholder, Bill Walton, exchanged all 100 voting, common shares for non-voting, preferred shares in 886510 Alberta Ltd. at a ratio of one GiveMePower Inc. share for 118,565 shares of 886510 Alberta Ltd., resulting in 11,856,500 outstanding preferred shares which are exchangeable on a one-for-one basis at any time for common shares in GMP. GMP acquired all 100 voting, common shares of 886510 Alberta Ltd. in exchange for 11,856,500 common shares that are to be held in escrow until the preferred shareholders of 886510 Alberta Ltd. elect to exchange their preferred shares for GMP's common shares. Effective March 20, 2001 the Board of Directors of 886510 Alberta Ltd. elected to reduce the number of preferred shares from 11,856,500 to 8,606,500. The GiveMePower Group is comprised of Bill Walton (5,044,225 shares), Todd Noble (50,000 shares), Rick Cheyne (50,000 shares), Tim Nye (50,000 shares) with the balance of 3,412,275 shares held by management, Bill Walton's family and business associates. The reason that GMP has structured the organization in this manner is so that Canadian shareholders will be able to elect, at their option, when they exchange their preferred shares for common shares in GMP. Under Canadian tax rules, as soon as a Canadian person acquires shares in a foreign entity it is deemed a taxable event for the current tax year.

(f)  Others

Robert Grabert (Robert) - Robert is the son of Wilfried Grabert, one of GMP's Directors. Robert is one of the principal developers of CE CAD,the full-featured, computer aided design (CAD) software application designed for use on portable, hand-held, wireless devices. GMP entered into a consulting agreement with Robert on February 28, 2001 for services related to the technical development of CE CAD, including development of program code, updates, upgrades, documentation and technical support materials for an initial term of twelve months. GMP has agreed to compensate Robert a total of 300,000 common shares for his services.

Heritage Ventures Ltd. (Heritage) - Heritage is a venture capital company specializing in assisting software and technology companies. GMP has entered into a consulting agreement with Heritage whereby Heritage has agreed to provide start-up assistance in organization and incorporation, staff and management recruiting, assistance to obtain a public listing in Canada or the U.S., facilitating the acquisition of a public vehicle including documentation, and consultation with accountants, tax specialists and legal counsel. The agreement was executed on December 28, 2000 for an indefinite term and covers services completed prior to this date plus ongoing future services. GMP has agreed to compensate Heritage a total of 800,000 common shares for their services.

Shaker Hammadieh (Hammadieh) - GMP issued 200,000 warrants to Hammadieh effective July 5, 2001 with an exercise price of $0.50 per warrant and with such warrants available for exercise on or before August 15, 2001. GMP has agreed to extend the expiry date to December 31, 2001. On September 6, 2001 Hammadieh exercised 102,668 warrants for total proceeds of $51,334 to GMP leaving a balance of 97,332 unexercised warrants. The proceeds will be used to fund GMP's operations.

R. Michael Steele (Steele) - GMP issued 20,000 warrants to Steele effective January 9, 2001 with an exercise price of $1.00 per warrant and with such warrants available for exercise on or before December 31, 2001. Steele has not exercised any warrants to date.

701293 Alberta Ltd. - Todd Noble, CFO, Treasurer and Secretary of GMP, is also a director, officer and 50% shareholder in 701293 Alberta Ltd. which is a Canadian, private corporation.

Mark A. Martens Prof. Corp. - Mr. Martens is the brother of Bill Walton, President, CEO and Director of GMP.

Mary Martens - Ms. Martens is the mother of Bill Walton, President, CEO and Director of GMP.

Market for Common Equity and Related Stockholder Matters.

(a)  Market Information.

We are presently trading on the National Quotation Bureau ("Pink Sheet") stock
exchange under the trading symbol "GMPW".   We plan to eventually seek a
listing on the Over The Counter Bulletin Board Stock Exchange ("OTCBB"), once our registration statement has cleared comments of the Securities and Exchange Commission, if ever. We cannot guarantee that we will obtain a listing.
There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed.

(b)  Dividends.

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

Executive Compensation.

We may elect to award a cash bonus to key employees, directors, officers and consultants based on meeting individual and corporate planned objectives. We currently have no written employment agreements with any of our officers, however, we have agreed to the following annual salaries and stock options for our executive officers:

Name and Principal Position                    Year       Annual Salary(1)     Bonus(1)     Options Held(2)
---------------------------                    ----       ----------------     --------     ---------------
W.V. (Bill) Walton - President and CEO         2001           $40,000            $350            250,000
Todd Noble - CFO, Treasurer & Secretary        2001           $32,000            $350            200,000

(1) As of September 30, 2001.
(2) See Exhibit "F" for full details of our Stock Option and Incentive
Plan.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Indemnification of Directors and Officers.

In so far as indemnification by GMP for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, GMP has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

In the event that a claim for indemnification by such director, officer or controlling person of GMP in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, GMP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Other Expenses of Issuance and Distribution.

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our corporation in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this Offering. Selling Security Holders will pay no Offering expenses.

     ITEM                                                EXPENSE
     -----------------------------------------------------------
     SEC Registration Fee                           $     647.57
     Consulting & Legal Expenses (Estimate)         $   5,000.00
     Accounting Fees and Expenses (Estimate)        $  19,325.00
     Miscellaneous (Estimate)                       $     500.00
                                                    ------------
      Total                                         $  25,472.57

Recent Sales of Unregistered Securities.

None.

Undertakings.

The undersigned Registrant undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (a) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; (c) Include any additional or changed material information on the plan of distribution.

2. That, for determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the Offering of the securities at that time to be the initial bona fide Offering.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered by this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing of Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Calgary, Alberta, Canada on August 8, 2001.

        GiveMePower Corporation

           /S/ W.V. (BILL) WALTON
        _________________________________________________
        By: W.V. (Bill) Walton - Director & President

In accordance with the requirements of the Securities act of 1933, as amended, this registration statement was signed by the following persons in their respective capacities and on the date stated above:

        GiveMePower Corporation

           /S/ W.V. (BILL) WALTON
        _________________________________________________
        By: W.V. (Bill) Walton - Director & President

           /S/ TODD NOBLE
        _________________________________________________
        By: Todd Noble - Treasurer, Secretary & Chief Accounting Officer

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors
 GiveMePower Corporation
(formerly GiveMePower.com Inc., Sundance Marketing International Inc., and TelNet World Communications, Inc.)
Calgary, Alberta, Canada

We have audited the accompanying balance sheet of GiveMePower Corporation as of June 30, 2001, and the related statements of operations, capital deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GiveMePower Corporation as of June 30, 2001 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States.


MALONE & BAILEY, PLLC
Houston, Texas

September 20, 2001

                           GIVEMEPOWER CORPORATION
                       (formerly GiveMePower.com Inc.,
                    Sundance Marketing International Inc.,
                    and TelNet World Communications, Inc.)
                                BALANCE SHEET
                                June 30, 2001


       ASSETS
Cash                                                          $  154,302
Accounts receivable                                                3,000
Other                                                              4,906
                                                              ----------
           Total Current Assets                                  162,208

Property and Equipment, net of $5,318 of
  accumulated depreciation                                        22,015
                                                              ----------
      Total Assets                                            $  184,223
                                                              ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses                         $   65,331
Current portion of installment debt                                4,600
Note payable to related party                                     30,613
                                                              ----------
       Total Current Liabilities                                 100,544

Long-Term Installment Debt                                         2,052
                                                              ----------
       Total Liabilities                                         102,596
                                                              ----------

Stockholders' Equity

Common stock, $.001 par value, 50,000,000
  shares authorized, 13,301,851 shares
  issued and outstanding                                          13,302
Additional paid in capital                                     1,262,837
Comprehensive income                                                  51
Retained deficit                                              (1,194,564)
                                                              ----------
Total Stockholders' Equity                                        81,626
                                                              ----------

TOTAL LIABILITIES AND CAPITAL DEFICIT                         $  184,223
                                                              ==========


               See accompanying summary of accounting policies
                      and notes to financial statements.

                           GIVEMEPOWER CORPORATION
                       (formerly GiveMePower.com Inc.,
                    Sundance Marketing International Inc.,
                    and TelNet World Communications, Inc.)
                           STATEMENTS OF OPERATIONS
                For the Two Years Ended June 30, 2001 and 2000


                                                 2001             .   2000
                                              -----------         -----------
Revenues
  Sales to developers                         $    22,150         $    26,549
  Sales to end users                               14,181              25,386
                                              -----------         -----------
Total Revenues                                     36,331              51,935

Operating expenses
  Cost of sales                                    61,796
  Selling                                          69,392               3,359
  General and administrative                    1,048,469              83,640
                                              -----------         -----------
                                                1,179,657              86,999
                                              -----------         -----------
Net Operating loss                             (1,143,326)         (   35,064)

Other expense
  Foreign currency transaction gain (loss)            130          (      571)
  Interest expense                               ( 10,781)         (    1,076)
                                              -----------         -----------
NET LOSS                                       (1,153,977)         (   36,711)
                                              -----------         -----------
Comprehensive loss
  Foreign currency translation adjustments             70          (       17)
                                              -----------         -----------
Comprehensive loss                            $(1,153,907)        $(   36,728)
                                              ===========         ===========


Net loss per common share                       $(    .11)          $(    .00)
Weighted average common shares outstanding     10,600,769           8,606,500



               See accompanying summary of accounting policies
                      and notes to financial statements.

                           GIVEMEPOWER CORPORATION
                       (formerly GiveMePower.com Inc.,
                    Sundance Marketing International Inc.,
                    and TelNet World Communications, Inc.)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Two Years Ended June 30, 2001 and 2000



                                                      Additional              Comprehensive
                                  Common Stock         Paid-in      Retained      Income
                               Shares      Amount      Capital       Deficit      (Loss)       Totals
                             ----------    -------    ---------    -----------    -------    ----------
Balances at
  June 30, 1999               8,606,500    $ 8,607    $(  4,730)   $(    3,875)   $(    2)   $        0

Contribution of services
  by founding shareholder                                17,268                                  17,268

Net loss                                                            (   36,711)              (   36,711)

Other comprehensive
  loss                                                                             (   17)   (       17)
                             ----------    -------    ---------    -----------    -------    ----------
Balances at
  June 30, 2000               8,606,500      8,607       12,538     (   40,586)    (   19)   (   19,460)

Shares issued
  - for reverse
      acquisition             1,325,836      1,326    (   1,326)                                      0
  - for convertible
      debentures              1,562,125      1,562      590,595                                 592,157
- less:  costs of
    fundraising                                       (  16,326)                             (   16,326)
  - for services              1,807,389      1,807      677,355                                 679,162



Net loss                                                            (1,153,978)              (1,153,978)
Other comprehensive
  income                                                                               70            70
                             ----------    -------    ---------    -----------    -------    ----------
                             13,301,851    $13,302   $1,262,836    $(1,194,564)   $(   51)   $   81,626
                             ==========    =======    =========    ===========    =======    ==========


               See accompanying summary of accounting policies
                      and notes to financial statements.

                           GIVEMEPOWER CORPORATION
                       (formerly GiveMePower.com Inc.,
                    Sundance Marketing International Inc.,
                    and TelNet World Communications, Inc.)
                           STATEMENTS OF CASH FLOWS
                For the Two Years Ended June 30, 2001 and 2000



                                                      2001                2000
                                                   -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                           $(1,153,977)        $(   36,711)
Adjustments to reconcile net deficit to cash
  provided by (used in) operating activities:
    Stock issued for services                          679,162
    Stock issued for interest                           10,468
    Contribution of services by the
      founding shareholder                                                  17,268
    Depreciation                                         5,318
Net increase in:
  Accounts receivable                               (    3,000)
  Other current assets                              (    4,750)         (      156)
  Accounts payable and accrued expenses                 59,181               6,150
                                                   -----------         -----------
NET CASH USED IN OPERATING ACTIVITIES               (  407,598)         (   13,449)
                                                   -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and equipment                 (   27,333)


CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from installment notes payable                  8,802
Payments on installment notes payable               (    2,150)
Proceeds from sale of notes payable                    482,989              98,700
Net change in note payable from related party           30,615
Cost of fundraising                                 (   16,327)
                                                   -----------         -----------
NET CASH FLOWS FROM FINANCING ACTIVITIES               503,929              98,700
                                                   -----------         -----------

EFFECT OF EXCHANGE RATES ON CASH                            70          (       17)
                                                   -----------         -----------

NET INCREASE IN CASH                                    69,068              85,234

Cash balances
- Beginning                                             85,234                   0
                                                   -----------         -----------
- Ending                                           $   154,302         $    85,234
                                                   ===========         ===========

SUPPLEMENTAL DISCLOSURES:
Interest paid in cash                              $     1,389

Non-cash transactions:
Conversion of notes payable to stock               $   581,689



               See accompanying summary of accounting policies
                      and notes to financial statements.

                           GIVEMEPOWER CORPORATION
                       (formerly GiveMePower.com Inc.,
                    Sundance Marketing International Inc.,
                    and TelNet World Communications, Inc.)
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. GiveMePower Corporation ("GiveMePower"), a Nevada corporation, sells software geared to end users and developers involved in the design, manufacture, and construction of engineered products located in Canada and the United States, through its wholly owned Canadian subsidiary GiveMePower Inc.

Basis of Presentation. These financial statements include the consolidated accounts of GiveMePower from December 20, 2000 (the date GiveMePower Inc. shareholders acquired control in a "reverse merger": see Note 2) and its wholly owned subsidiaries, 886510 Alberta Ltd. (see Note 2) and GiveMePower Inc. GiveMePower and 886510 Alberta Ltd. are essentially holding companies, with all operations occurring in GiveMePower Inc. The financial statements of GiveMePower include GiveMePower Inc.'s results of operations from the date of inception, April 18, 2000, and the results of operations of Sundance Marketing International Inc. ("Sundance") from April 15, 1999 through December 31, 2000. The Sundance results commence from the date Sundance was granted the exclusive North American license for FelixCAD and GDE manufactured by Felix Computer Aided Technologies GmbH, the software that forms the basis of GiveMePower's business plan and which has been re-branded as PowerCAD(tm) and PowerENGINE(tm). GiveMePower was incorporated in Alberta, Canada on April 18, 2000 and was 100% owned by its founding shareholder, who also is 100% owner of Sundance, a private company incorporated in 1991 and whose business consisted of consulting services performed by its owner. Sundance remains as the personal holding company of the owner and has minimal operations consisting of consulting services. Because of the control relationship between the two companies, the operations pertaining to the marketing of FelixCAD and GDE constitute a single business entity, despite the change in legal form.

Cash and cash equivalents. For purposes of the cash flow statement, cash equivalents include all highly liquid investments with original maturities of three months or less.

Revenue Recognition. Revenue is derived from sales of PowerCAD software to end users, developer sign-up fees, and royalties per unit purchased for resale from the sale of PowerENGINE to software developers, who create and resell value-added applications. Revenue from software sales to end users is recognized when the software is shipped. Sign-up fees consist of a payment for a pre-set number of authorization codes ("keys"), which are non-returnable and non-refundable. GiveMePower has no contractual obligation to the developer after providing the keys. Royalty revenue from developers is recognized each time a developer obtains additional keys. Keys are alphanumeric codes that enable copies of the development engine to properly function in the developer's end product. Keys are transmitted via fax or email upon the request of the developer and thus the sales process is virtually immediate. As of June 30, 2001, $3,000 was receivable from a developer for keys that had been provided in April 2001.

GiveMePower's developers contracts also have an option for the developer to sign up for support contracts. Revenue from the support contracts will be recognized pro-rata over the life of the contract. No support contracts have been sold to date.

Advertising, which includes promotional software offers, is expensed as incurred.

Other current assets consist of prepaid rent and a value-added tax refund receivable.

Property and equipment consists of computer and office equipment and is stated at cost. It is depreciated on a straight-line basis over its useful life, 3-5 years.

Accounts payable and accrued expenses consist of $62,385 accounts payable and $2,945 accrued payroll taxes.

Use of Estimates: In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the income statement. Actual results could differ from those estimates.

Loss per share is reported under Statement No. 128 of the Financial Accounting Standards Board ("FAS 128"), which requires the calculation of basic and diluted earnings per share. The denominators used for purposes of computing the loss per share consist of the weighted average number of common shares outstanding of 10,530,431 and 8,606,500 as of 2001 and 2000, respectively. Common stock equivalents were not used because their effect would have been anti-dilutive. There were 0 and 332,587 common stock equivalents outstanding as of June 30, 2001 and 2000, respectively. Options and warrants are included as common stock equivalents if the fair market value of the underlying stock is greater than the exercise price of the related option or warrant.

Stock options and warrants. GiveMePower has adopted the disclosure requirements of FASB Statement 123. GiveMePower uses the intrinsic value method of calculating compensation expense, as described and recommended by APB Opinion 25, and allowed by FASB Statement 123.

Foreign currency translation. The Company's assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. The effects of this translation are reported in other comprehensive income. Income statement elements are translated to U.S. dollars at average-period exchange rates.
Also included in income are gains and losses arising from transactions denominated in a currency other than Canadian dollars, the functional currency. Net transaction gains as described above increased net income by $130 in the year ended June 30, 2001 and losses decreased net income by $571 in the year ended June 30, 2000.


NOTE 2 - REORGANIZATION WITH TELNET WORLD COMMUNICATIONS, INC.

Effective December 20, 2000, GiveMePower Inc. was acquired by a Canadian company, 886510 Alberta Ltd. ("886510 Alberta"). Concurrent with this transaction, 886510 Alberta was acquired by TelNet World Communications, Inc. ("TWCI"), a Utah corporation, and an inactive publicly traded shell company. Effective July 2001 TWCI was renamed GiveMePower Corporation and the domicile was changed from Utah to Nevada. 886510 Alberta is a holding company whose only asset is TWCI common stock, which is being held in escrow for the original Canadian owners of GiveMePower Inc. GiveMePower Inc. shareholders acquired 87% of the shares of the combined entity; accordingly, GiveMePower Inc. is designated as the accounting acquiror and TWCI the accounting acquiree. The objective of the merger was for GiveMePower Inc. to gain a control interest in a US public company so that it would become itself effectively a public company. Since TWCI was a non-operating public shell, the transaction is treated as a re-capitalization and the stockholders' equity statement is retroactively restated to reflect the acquisition as per the amended reorganization agreement entered into in April 2001. The Amendment reflected a renegotiation of the number of shares issued to the GiveMePower Inc. shareholders, through 886510 Alberta, from 11,856,500 to 8,606,500 and the omission of 140,000 shares owned by the original TWCI shareholders, resulting in a change of TWCI shareholder shares from 1,185,836 to 1,325,836.

In connection with the amended reorganization, the GiveMePower Inc. shareholders, through 886510 Alberta, can elect to exchange their 886510 Alberta shares for TWCI shares on a one-for-one basis at any time. Immediately previous to the reorganization, TWCI had 1,325,836 shares outstanding, and the resultant post-reorganization shares of TWCI totaled 9,932,336. In connection with the reorganization with TWCI, $15,000 was paid in cash to a consultant and an additional $15,000 and 100,000 shares will be due upon the listing of the reorganized entity on the Over-the-Counter Bulletin Board Exchange.


NOTE 3 - LICENSE AGREEMENTS

In February 2001 GiveMePower was granted a temporary license from Felix Computer Aided Technologies GmbH ("Felix"), the developer and owner of the desktop software FelixCAD and GDE which are being sold as PowerCAD and PowerENGINE by GiveMePower. This temporary license, which was to expire on August 16, 2001, provided GiveMePower with the exclusive North American distribution rights for the FelixCAD and GDE software. On August 10, 2001, GiveMePower issued 1,000,000 shares of its stock to Felix in exchange for a 5-year license extension. Under the agreement as extended, GiveMePower is obligated to make minimum maintenance fee payments totaling $125,000 during calendar 2001. $50,000 was paid as of June 30, 2001. Quarterly minimum payments of $50,000 each are due from January 2002 through December 2005. Felix has the right to increase these minimum quarterly payments by up to 20% per year beginning January 2004. Minimum maintenance fees may be used to offset the running maintenance fees calculated as a percentage of net sales, such percentage not to exceed 10%. Minimum maintenance fees and running maintenance fees will be charged to cost of sales as incurred.

Also in February 2001 GiveMePower signed an agreement with Autopack GmbH for the non-exclusive North American rights to distribute CE CAD, a 100% compatible software to PowerCAD and PowerENGINE but designed for use on portable or handheld computers. The initial term of the agreement is for 12 months with automatic renewal terms of 12 months. Autopack has agreed to supply GMP with ongoing upgrades, updates and technical support in exchange for a percentage of net sales ranging from 25% to 50% based on cumulative licenses sold by GiveMePower.


NOTE 4 - NOTE PAYABLE TO RELATED PARTY

During the quarter ended March 31, 2001 the Company entered an agreement with its founding stockholder to acquire the domain name GiveMePower.com and website content. The founding stockholder also agreed to terminate his company's license rights for the North American distribution of FelixCAD and the related developers' engine, GDE, immediately upon the Company securing its own agreement with Felix Computer Aided Technologies GmbH ("Felix"). In exchange, the founding stockholder will be paid $60,000 in Canadian dollars on or before February 16, 2002. There were outstanding advances to this shareholder, and the net note payable to the founding stockholder as of June 30, 2001 was $30,613. The cost of the domain name, website, and license termination was not capitalized and is included in general and administrative expenses.

NOTE 5 - NOTES PAYABLE

Between April 18, 2000 and December 20, 2000, GiveMePower Inc. raised $272,890 from the sale of notes that accrue interest at 5% semi-annually and that mature January 01, 2002. All of the notes were converted to common shares at the rate of one share for every $0.30 of indebtedness which includes principal and accrued interest on December 20, 2000, when all outstanding shares of GiveMePower Inc. were acquired by 886510 Alberta Ltd., a wholly-owned subsidiary of TWCI, as detailed in Note 2. There was no gain or loss recorded upon the conversion, as management believes the fair value of the Company's stock at that time was $.30 per share.

Between February 1, 2001 and June 30, 2001, an additional $319,267 was raised from the sale of additional notes with a conversion ratio of $0.50. All of the lenders converted their notes upon purchase. A total of 1,562,125 shares were issued in connection with the conversion of all notes payable. No gain or loss was recorded upon the conversion.

Installment debt consists of three capital leases payable with interest ranging from 13% to 20% and $4,600 in principal due in the year ended June 30, 2002 and $2,052 due in the year ended June 30, 2003. Monthly payments include principal and interest and total approximately $472.


NOTE 6 - STOCK ISSUANCES

During the year ended June 30, 2001, 1,325,836 shares were existing shares held by TWCI shareholders prior to the reorganization of GiveMePower (Note 2), 1,562,125 shares were issued upon the conversion of convertible notes payable (Note 5), and 1,288,169 were issued for consulting services. 935,000 and 344,000 shares were valued at $.30 and $.50 per share, respectively, which was the conversion ratio of the notes sold contemporaneously with the performance of services. 9,169 shares were issued to settle an account payable of $9,364.

As of September 20, 2001, the date of this report, 1,000,000 shares had been issued to exercise the option to extend the FelixCAD license agreement, 337,500 had been issued for services, and 102,668 had been purchased upon the exercise of a warrant for $.50 per share.


NOTE 7 - OPTIONS AND WARRANTS

GiveMePower's Stock Option Plan provides for the grant of non-qualified options to directors, employees and consultants of the Company, and opportunities for directors, officers, employees and consultants of the Company to make purchases of stock in the Company. In addition, the Company issues stock warrants from time to time to employees, consultants, stockholders and creditors as additional financial incentives. The plans and warrants issuance are administered by the Board of Directors of the Company, who have substantial discretion to determine the recipients, amounts, time, price, exercise terms, and restrictions, if any.

GiveMePower uses the intrinsic value method of calculating compensation expense, as described and recommended by APB Opinion 25, and allowed by FASB Statement 123. During the year ended June 30, 2001, no compensation expense was recognized for the issuance of these options, because no option prices were below market prices at the date of grant.

As of June 30, 2001, warrants to purchase 20,000 shares of stock at $1.00 with an expiration date of December 31, 2001 had been issued to a contract employee in January 2001. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the Black-Scholes option-pricing model suggested by FASB Statement 123, the Company's net losses and loss per share would not have changed.

Additionally, the following warrants were issued after June 30, 2001. A warrant to purchase 200,000 shares at $.50 was issued to an investor in July, and expiring December 2001. The investor purchased 102,668 shares with 97,332 warrants remaining. The value of these warrants using the Minimum Value Method is nominal.

A consultant will be compensated with 2,000,000 warrants, which will be issued once GiveMePower is listed on the Over-the-Counter Bulletin Board. The consultant's warrant terms are as follows:

       Number of warrants          Expiration           Exercise Price
       ------------------     --------------------      --------------
           1,000,000          1 yr. after listing date       $1.00
           1,000,000          2 yr. after listing date       $1.50

The value of these warrants using the Minimum Value Method is nominal.


NOTE 8 - MAJOR CUSTOMERS

During the year ended June 30, 2001, major customers were as follows:

    Customer Name            Volume    Percent of Total
    -------------------    --------    ----------------
    Cochrans                $10,000                 28%
    Mapping Solutions        $4,000                 11%
    Boss International       $3,640                 10%

During the year ended June 30, 2000, major customers were as follows:

    Customer Name            Volume    Percent of Total
    -------------------    --------    ----------------
    Boss International      $17,200                 29%
    Cochrans                $16,145                 27%


NOTE 9 - CONSULTANT CONTRACTS

The Company is obligated to pay $198,394 during fiscal 2001 and 2002 on five separate consulting contracts entered into on dates ranging from June 1, 2000 through July 18, 2001 and expiring on various dates throughout fiscal 2002. Annualized compensation to related parties expected in fiscal 2002 total $124,013.